Exhibit 99.1

In this Annual Information Form, we, us, our and BCE mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates. Bell Aliant means, until December 31, 2014, collectively, Bell Aliant Inc., its subsidiaries and associates.

Each section of BCE’s 2014, 2015 and 2016 management’s discussion and analysis of financial condition and results of operations (BCE 2014 MD&A, BCE 2015 MD&A and BCE 2016 MD&A, respectively) and each section of BCE’s 2016 consolidated financial statements that is referred to in this Annual Information Form is incorporated by reference herein. The BCE 2014 MD&A, BCE 2015 MD&A, BCE 2016 MD&A and BCE 2016 consolidated financial statements have been filed with the Canadian provincial securities regulatory authorities (available at sedar.com) and with the United States (U.S.) Securities and Exchange Commission (available at sec.gov). They are also available on BCE’s website at BCE.ca.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this Annual Information Form is as of March 2, 2017, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Trade-marks: The following are trade-marks referred to and used as such in this Annual Information Form that BCE Inc., its subsidiaries, joint arrangements, associates or other entities in which we hold an equity interest, own or use under licence. BCE is a trade-mark of BCE Inc.; Aliant, Bell, Bell Canada, Bell Centre, Bell Media, Bell Mobility, Bell TV, Fibe, FibreOP, Let’s Talk, Q9, Q9 Networks and TV Everywhere are trade-marks of Bell Canada; Astral, Astral Media, Astral Out-of-Home, BNN, CraveTV, CTV, CTV GO, CTV Two, Daily Planet, eTalk, Space, The Movie Network, TMN and TMN GO are trade-marks of Bell Media Inc.; Discovery and Discovery GO are trade-marks of Discovery Communications, LLC; Expertech is a trade-mark of Expertech Network Installation Inc.; ExpressVu is a trade-mark of Bell ExpressVu Limited Partnership; Glentel, Tbooth Wireless, Wirelesswave and Wireless etc. are trade-marks of Glentel Inc.; HBO Canada is a trade-mark of Home Box Office Inc.; iHeartRadio is a trade-mark of iHM Identity, Inc.; MLSE is a trade-mark of Maple Leaf Sports & Entertainment Ltd.; Montreal Canadiens is a trade-mark of Le Club de Hockey Canadien Inc.; Northwestel is a trade-mark of Northwestel Inc.; The Source is a trade-mark of The Source (Bell) Electronics Inc.; Toronto Argonauts is a trade-mark of Argonauts Holdings Limited Partnership; TSN, TSN GO, RDS and RDS GO are trade-marks of The Sports Network Inc.; Virgin Mobile is a trade-mark of Virgin Enterprises Limited. We believe that our trademarks are very important to our success and take appropriate measures to protect, renew and defend them. Any other trade-marks used in this Annual Information Form are the property of their respective owners.

© BCE Inc., 2017. All rights reserved.

Table of contents

			ANNUAL INFORMATION FORM	PARTS OF MD&A AND FINANCIAL STATEMENTS INCORPORATED BY REFERENCE (REFERENCES ARE TO PAGES OF THE BCE 2016 ANNUAL REPORT, EXCEPT WHERE OTHERWISE INDICATED)
1	Caution regarding forward-looking statements		2	43-44; 60; 68-69; 74; 95-101
2	Corporate structure		4
	2.1	Incorporation and registered office	4
	2.2	Subsidiaries	4
3	Description of our business		5
	3.1	General summary	5	29-32; 43-44; 48; 57; 64; 68; 74; 89
	3.2	Strategic imperatives	5	39-42
	3.3	Competitive strengths	6
	3.4	Marketing and distribution channels	8
	3.5	Networks	9
	3.6	Employees	11
	3.7	Corporate responsibility	12
	3.8	Competitive environment	14	44-45; 59-61; 66-69; 72-73; 75
	3.9	Regulatory environment	14	90-94
	3.10	Intangible properties	15
4	General development of our business – three-year history		16
	4.1	Transactions	16
	4.2	Corporate initiatives	18	41-42; 44-45(1); 38-40(2)
	4.3	Regulatory environment	18	90-94; 93-97(1); 90-94(2)
5	Our capital structure		19
	5.1	BCE securities	19	150-151
	5.2	Bell Canada debt securities	20	140-141
	5.3	Ratings	21
	5.4	Trading of our securities	24
6	Dividends and dividend payout policy		26	34-36
7	Our directors and executive officers		27
	7.1	Directors	27
	7.2	Executive officers	28
	7.3	Directors’ and executive officers’ share ownership	28
8	Legal proceedings		29
9	Interest of management and others in material transactions		32
10	Interest of experts		32
11	Transfer agent and registrar		32
12	For more information		32
13	Schedule 1 – Audit Committee information		33
14	Schedule 2 – Audit Committee charter		36

(1) References to parts of the BCE 2015 MD&A contained in BCE’s annual report for the year ended December 31, 2015 (BCE 2015 Annual Report).
(2) References to parts of the BCE 2014 MD&A contained in BCE’s annual report for the year ended December 31, 2014 (BCE 2014 Annual Report).

BCE Inc. 2016 ANNUAL INFORMATION FORM 1

1	Caution regarding forward-looking statements

1 Caution regarding forward-looking statements

Certain statements made in this Annual Information Form are forward-looking statements. These statements include, without limitation, statements relating to our network deployment and capital investment plans, BCE’s 2017 annualized common share dividend and common share dividend payout policy, the expected timing and completion of the proposed acquisition of Manitoba Telecom Services Inc. (MTS) and of the proposed divestitures to TELUS Corporation through one or more of its subsidiaries (TELUS) and Xplornet Communications Inc. (Xplornet) of certain assets, certain synergies and other benefits expected to result from the proposed acquisition of MTS, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the U.S. Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this Annual Information Form describe our expectations as at March 2, 2017 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this Annual Information Form for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this Annual Information Form are based on a number of assumptions that we believed were reasonable on March 2, 2017. Refer in particular to the sections of the BCE 2016 MD&A entitled Business outlook and assumptions on pages 43, 44, 60, 68, 69 and 74 of BCE’s annual report for the year ended December 31, 2016 (BCE 2016 Annual Report) for a discussion of certain key economic, market and operational assumptions we have made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously mentioned forward-looking statements and other forward-looking statements contained in this Annual Information Form include, but are not limited to:

  regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the fundamental separation of content and connectivity, which is changing our television (TV) and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the inability to protect our assets, including networks, information technology (IT) systems, offices and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters

2 BCE Inc. 2016 ANNUAL INFORMATION FORM

	1	Caution regarding forward-looking statements

  the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information-based customer service strategies the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend payout policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services events affecting the continuity of supply of products and services that we need to operate our business from our third-party suppliers and outsourcers the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards security and data leakage exposure if security control protocols applicable to our cloud-based solutions are bypassed unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters the expected timing and completion of the proposed acquisition of MTS and of the proposed divestitures to TELUS and Xplornet of certain assets are subject to certain closing conditions, termination rights and other risks and uncertainties, and there can be no certainty that the anticipated synergies and other benefits will be realized

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements are discussed in this Annual Information Form and the BCE 2016 MD&A and, in particular, in section 9, Business risks of the BCE 2016 MD&A, on pages 95 to 101 of the BCE 2016 Annual Report.

We caution readers that the risks previously described are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 2, 2017. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

BCE Inc. 2016 ANNUAL INFORMATION FORM 3

2	Corporate structure

2 Corporate structure

2.1 Incorporation and registered office

BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, as amended by (a) a certificate and articles of arrangement dated July 10, 2006 to implement a plan of arrangement providing for the distribution by BCE Inc. to its shareholders of units in the Bell Aliant Regional Communications Income Fund and for a consolidation of the number of outstanding BCE Inc. common shares, (b) a certificate and articles of amendment dated January 25, 2007 to implement a plan of arrangement providing for the exchange of Bell Canada preferred shares for BCE Inc. preferred shares, (c) a certificate and articles of amendment dated June 29, 2011 to create two additional series of BCE Inc. Cumulative Redeemable First Preferred Shares (first preferred shares), and (d) certificates and articles of amendment dated September 22, 2014 and November 11, 2014 to create six additional series of BCE Inc. first preferred shares. BCE Inc.’s head and registered offices are located at 1, Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3.

2.2 Subsidiaries

The table below shows BCE Inc.’s main subsidiaries at December 31, 2016, where they are incorporated, and the percentage of voting securities that BCE Inc. beneficially owns or directly or indirectly exercises control or direction over. BCE Inc. has other subsidiaries, but they have not been included in the table because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2016.

SUBSIDIARY	WHERE IT IS INCORPORATED	PERCENTAGE OF VOTING SECURITIES THAT BCE INC. BENEFICIALLY HELD AT DECEMBER 31, 2016
			(1)
Bell Canada	Canada	100%
Bell Mobility Inc.	Canada	100%
Bell Media Inc.	Canada	100%

(1)	BCE Inc. beneficially owns all the voting securities of: (i) Bell Mobility Inc. (Bell Mobility) through Bell Canada, which in turn beneficially owns all the voting securities of Bell Mobility through its wholly-owned subsidiary, Bell Mobility Holdings Inc.; and (ii) Bell Media Inc. (Bell Media) through Bell Canada.

4 BCE Inc. 2016 ANNUAL INFORMATION FORM

	3	Description of our business

3 Description of our business

3.1 General summary

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media.

Bell Wireless provides wireless voice and data communications products and services to our residential, small and medium-sized business and large enterprise customers across Canada.

Bell Wireline provides data, including Internet access and Internet protocol television (IPTV), local telephone, long distance, as well as other communications services and products to our residential, small and medium-sized business and large enterprise customers, primarily in Ontario, Québec and the Atlantic provinces, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Bell Media provides conventional, specialty and pay TV, digital media and radio broadcasting services and out-of-home (OOH) advertising services to customers nationally across Canada.

Additional information regarding our business operations and the products and services we provide can be found in section 1.2, About BCE of the BCE 2016 MD&A, on pages 29 to 32 of the BCE 2016 Annual Report.

In addition to our operating segments, we also hold investments in a number of other assets, including:

  a 28% indirect equity interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), a sports and entertainment company that owns several sports teams as well as real estate and entertainment assets in Toronto a 50% indirect equity interest in Glentel Inc. (Glentel), a Canadian-based dual-carrier, multi-brand mobile products distributor an 18.4% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club and the Bell Centre in Montréal
  a 50% indirect equity interest in the Toronto Argonauts Football Club

A discussion of the key acquisitions, investments and dispositions completed by BCE in the last three completed financial years can be found in section 4.1, Transactions in this Annual Information Form.

For the year ended December 31, 2016, we generated consolidated operating revenues of $21,719 million and consolidated net earnings of $3,087 million. Bell Wireless’ operating revenues totalled $7,159 million ($7,117 million external revenues), Bell Wireline’s operating revenues totalled $12,104 million ($11,917 million external revenues) and Bell Media’s operating revenues totalled $3,081 million ($2,685 million external revenues). A table showing the operating revenues that each segment contributed to total operating revenues for the years ended December 31, 2016 and 2015 can be found in section 4.3, Operating revenues of the BCE 2016 MD&A, on page 48 of the BCE 2016 Annual Report. A table showing the operating revenues of our Bell Wireless and Bell Wireline segments by category of products and services can be found in section 5.1, Bell Wireless and section 5.2, Bell Wireline, respectively, of the BCE 2016 MD&A, on pages 57 and 64, respectively, of the BCE 2016 Annual Report.

Some of our segments’ revenues vary slightly by season. For more information, refer to section 7.2, Quarterly financial information – Seasonality considerations of the BCE 2016 MD&A, on page 89 of the BCE 2016 Annual Report.

Finally, additional information regarding the business outlook of our Bell Wireless, Bell Wireline and Bell Media segments can be found in the sections entitled Business outlook and assumptions of the BCE 2016 MD&A, on pages 43, 44, 60, 68 and 74 of the BCE 2016 Annual Report.

3.2 Strategic imperatives

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objectives are to grow our subscribers profitably and to maximize revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential, business and wholesale customers and as Canada's premier content creation company. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders. Our strategy is centred on our disciplined focus and execution of six strategic imperatives.

The six strategic imperatives that underlie BCE’s business plan are:

1. Accelerate wireless
2. Leverage wireline momentum
3. Invest in broadband networks and services
4. Expand media leadership
5. Improve customer service
6. Achieve a competitive cost structure

Additional information regarding our strategic imperatives can be found in section 2, Strategic imperatives of the BCE 2016 MD&A, on pages 39 to 42 of the BCE 2016 Annual Report.

BCE Inc. 2016 ANNUAL INFORMATION FORM 5

3	Description of our business

3.3 Competitive strengths

Canada’s largest communications company

We are Canada’s largest communications company, offering a broad scope of telecommunications products and services to approximately 21 million subscribers, as indicated below:

  We are the largest local exchange carrier in Canada. BCE operates an extensive local access network in the provinces of Ontario and Québec, in the Atlantic provinces, as well as in Canada’s Northern Territories. We provide a complete suite of wireline voice, wireless communications, Internet access, data and TV product and service offerings to residential, business and wholesale customers
  We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia
  BCE operated approximately 6.3 million network access service (NAS) lines at December 31, 2016
  At December 31, 2016, BCE was one of the largest wireless operators in Canada based on the number of subscribers, providing approximately 8.5 million subscribers with nationwide mobile voice and data services
  BCE is the largest TV provider in Canada, nationally broadcasting a wide range of domestic and international programming to more than 2.7 million subscribers at December 31, 2016 through its IPTV service, Fibe TV, and its direct-to-home (DTH) satellite TV service
  BCE is the largest Internet service provider in Canada, providing approximately 3.5 million customers at December 31, 2016 with high-speed Internet access through fibre-optic or digital subscriber line (DSL) technology

Our scale, due to a large customer base, our wireline and wireless network reach, and our ability to sell through a variety of distribution channels, as discussed in more detail in section 3.4, Marketing and distribution channels in this Annual Information Form, is a key competitive advantage.

Our approximately 1,400 Bell-branded stores and The Source (Bell) Electronics Inc. (The Source) locations across Canada provide a significant number of retail outlets where customers can buy Bell products and services, including in Canada’s highest-traffic mall locations. In addition, our products and services offered under the Virgin Mobile brand enhance our competitive market position by allowing us to compete more effectively with the Canadian industry’s other discount brands as well as with the newer wireless entrants. Our products and services are further offered at the wireless retail locations of Glentel, in which we hold a 50% ownership interest.

Technologically advanced wireless networks and services

Our Bell Wireless segment provides wireless services over technologically advanced wireless networks that are available to virtually all of the Canadian population. We offer a broad range of wireless voice and data communications products and services to residential and business customers through our Bell and Virgin Mobile brands.

Wireless is a key growth segment for us and, as such, we have established strategic priorities seeking to further enhance our offerings. We are focused on maintaining our market share momentum of incumbent wireless postpaid customer activations, grow our subscriber base and generate higher average revenue per user, improve sales execution and customer retention, and increase data service offerings. We also believe our priorities for improved customer experience at all touch points, enhanced network quality and performance, and a broad device offering should continue to improve our ability to attract and retain wireless customers. With our national high-speed packet access plus (HSPA+) network, our fourth-generation (4G) long-term evolution (LTE) wireless service available in most urban centres across Canada (our 4G LTE wireless network reached approximately 97% of the Canadian population as at December 31, 2016), and our Dual-band and Tri-band LTE Advanced (LTE-A) network service (our LTE-A network service reached approximately 73% of the Canadian population at December 31, 2016), we are able to offer one of the broadest ranges of choice in wireless smartphones in Canada, along with extensive North American and international coverage.

In July 2016, we successfully demonstrated fifth-generation (5G) mobile technology in collaboration with Nokia Corporation. Conducted at Bell’s Wireless Innovation Centre in Mississauga, the trial leveraged spectrum in the 73 Gigahertz (GHz) range to achieve sustained data speeds more than six times faster than top 4G mobile speeds now available in Canada. Expected to be made commercially available by certain wireless operators as early as 2020, 5G will provide significantly faster data speeds than current 4G networks and more capacity to meet the demands of mobile customers for broadcast video and Internet of Things (IoT) applications, including connected vehicles and city-wide IoT solutions.

Next-generation TV and high-speed Internet services

Our strategic imperative to invest in broadband networks and services is focused on the deployment of high-speed fibre access through our fibre-to-the-node (FTTN) and fibre-to-the-premise (FTTP) initiatives. Our FTTP initiative encompasses both the deployment of fibre-to-the-home (FTTH) and fibre-to-the-building (FTTB). At December 31, 2016, our expanding FTTN and FTTP broadband fibre network covered approximately 8.3 million premises (homes and business locations) in Ontario, Québec and the Atlantic provinces. As discussed in more detail below, our broadband fibre network enables the delivery of Bell’s next-generation IPTV service, Fibe TV. It also enables the delivery of Bell’s next-generation fibre-optic high-speed Internet service, marketed as Fibe Internet, offering speeds of up to 50 megabits per second (Mbps) with FTTN or 1 Gigabit per second (Gbps) with FTTP, through our Gigabit Fibe service. During the third quarter of 2016, our former FibreOP services were transformed into and are now also marketed as Fibe. Refer to

6 BCE Inc. 2016 ANNUAL INFORMATION FORM

	3	Description of our business

section 3.5, Networks – Wireline – High-speed fibre deployment in this Annual Information Form for more details concerning the deployment of our fibre-optic high-speed Internet services.

Bell’s next-generation IPTV service targets areas in Ontario, Québec and the Atlantic provinces where cable providers had long been dominant, providing us with the opportunity to gain significant market share through offering a comprehensive multi-product bundle of communications services to customers. Delivered over our advanced high-speed fibre-optic network, our IPTV service expands TV choice and competition in several markets and offers a superior viewing experience to that of cable.

Bell’s Fibe TV service offers a wide range of flexible programming options and innovative features built on a next-generation IPTV platform such as: the Fibe TV wireless receiver, which enables customers to enjoy the Fibe experience on up to five additional TVs anywhere in the house without the hassle of running cable through the house; the Restart and Look Back features, enabling customers to rewind and watch TV shows already in progress from the beginning and up to 30 hours after they started; and the Trending feature, which lists the five most-watched shows among Fibe TV customers in both English and French at any given time and allows the customer to switch to watch live or Restart from the beginning. We also offer the Bell Fibe TV app, which brings the rich Fibe TV viewing experience to tablets, smartphones and computers using a web browser with access to more than 500 live and on-demand channels at home or up to 400 on the go, allows customers to seamlessly transfer a channel being viewed from a mobile device to TV, or resume what is being watched on TV on a mobile device, and allows customers to control their TV with their mobile devices. Fibe TV further allows access to Netflix directly from customer TV receivers, providing a seamless experience.

In 2016, various additional Bell TV improvements and features were introduced. In January, we launched the Fibe TV 4K resolution (4K) Whole Home personal video recorder (PVR). In August, we announced the availability of the new Home Hub 3000 residential gateway, offering the most powerful home wireless fidelity (Wi-Fi) service in Canada, and Fibe TV’s Wireless 4K Whole Home PVR, enabling the world’s first fully wireless IPTV service. Netflix was made available in 4K on Fibe TV starting on September 30, 2016. Available in Ontario and Québec, Fibe TV further became the first Canadian TV service offered on Apple TV.

At December 31, 2016, our Fibe TV service was available to approximately 6.6 million households in BCE’s incumbent wireline regions. Bell’s Fibe TV has become a popular TV option as we grew our IPTV subscriber base by 13.1% in 2016, to 1,337,944 customers at December 31, 2016.

Incumbent wireline service provider with market leadership position

Our market share leadership position in broadband Internet and TV, and our broad suite of product offerings, serve as a foundation for the other products and services we offer, providing us with a significant number of established customer connections to drive uptake of new products and services, either through bundled offerings or on a standalone basis, and allowing us to improve customer retention. Bell’s Fibe TV is driving strong multi-product bundle sales as we continue to expand our service footprint in communities across Ontario, Québec and the Atlantic provinces.

Our business markets team maintains a leadership position, having established relationships with a majority of Canada’s 1,000 largest corporations. Our business markets team continues to deliver network-centric business service solutions to large business and public sector clients, including data hosting and cloud computing services, which are key to business communications in the new information age and increase the value of connectivity services.

Our significant media assets

Bell Media’s range of video content enhances the execution of our strategic imperatives by leveraging our significant broadband network investments, accelerating Bell’s video growth across all screens and platforms and achieving a competitive cost structure. Ownership of Bell Media enables us to maximize strategic and operating synergies, including the efficiency of our content and advertising spend.

Bell Media’s assets in TV, radio, digital media and OOH advertising are a key competitive advantage, as indicated below:

  We own and operate 30 conventional TV stations, including CTV, Canada’s highest-rated TV network based on viewership
  We own and operate 34 specialty and pay TV channels, including TSN, RDS, Canada’s leading French-language specialty channel among viewers aged 25 to 54, and Discovery, Canada’s leading entertainment specialty channel among viewers aged 25 to 54
  In 2016, our 105 radio stations in 54 markets across Canada reached on average 17.1 million listeners per week from coast to coast
  We own and operate the most successful Canadian-owned online media business in the Canadian digital landscape
  We own Astral Out of Home, an OOH advertising business with a network of more than 30,000 advertising faces strategically located in the key markets of British Columbia, Alberta, Ontario, Québec and Nova Scotia. It offers a portfolio of five innovative product lines: outdoor advertising, street furniture, airport, transit and digital
  We own CraveTV, a subscription on-demand TV streaming service, providing premium content and a robust lineup of superior TV programming. Formerly available only to subscribers of a number of Canadian TV providers, CraveTV became available in January 2016 direct to consumers as a standalone product to all Canadians with an Internet subscription. In October 2016, Bell Media announced that CraveTV is now available for in-app purchase on Apple TV, enabling customers to subscribe directly from their iTunes account.
  On March 1, 2016, Bell Media became the sole operator of HBO Canada, and The Movie Network (TMN) was successfully launched nationally
  In 2016, Bell Media extended its broadcast agreement with the International Ice Hockey Federation to 2023
  In June 2016, Bell Media concluded a multi-title, multi-year exclusive streaming deal with Warner Bros. International Television for the Canadian market that delivers some of the most-watched shows to CraveTV

BCE Inc. 2016 ANNUAL INFORMATION FORM 7

3	Description of our business

  In June 2016, Bell Media announced that it expanded a licensing agreement with Viacom International Media Networks to make Comedy Central original programming and library of scripted and unscripted series and specials available across multiple platforms in Canada, including CraveTV
  We provide live and on-demand access to content from Bell Media’s conventional TV networks, CTV and CTV Two, as well as BNN, TSN, RDS, Discovery and other top brands in news, sports and entertainment on Bell’s Mobile TV service. Bell Media’s TV Everywhere services, including CTV GO, TSN GO, RDS GO, Discovery GO and TMN GO, provide live and on-demand content delivered over mobile and Wi-Fi networks to smartphones, tablets and computers.
  Building on the success of a growing number of live event and sports broadcasts in 4K, Bell Media announced that all new TV series commissioned for its networks will be produced in the ultra-high definition (Ultra HD) format
  In July 2016, Bell Media’s Astral Out of Home division secured advertising rights for both in-terminal and non-terminal concessions across Toronto Pearson International Airport, becoming Canada’s airport advertising leader in terms of annual travelers with a presence in six Canadian international airports, including Canada’s Top 3 most-visited
  On October 10, 2016, Bell Media officially launched the digital audio service iHeartRadio to the public, providing Canadians with instant access to all of Bell Media’s 105 radio stations across the country plus more than 100 additional exclusive, digital streaming channels featuring every musical genre as well as news/talk, sports and comedy with the free iHeartRadio Canada app

In addition to our industry-leading position, our competitive strengths include our broad reach across Canada, our ability to acquire top programming for conventional, specialty and pay TV, our constant drive to provide the most engaging and interactive experience for viewers, and our ability to serve the needs of advertisers across multiple platforms.

3.4 Marketing and distribution channels

Bell Wireless and Bell Wireline

The guiding principle driving our marketing strategy is to offer our clients the ultimate in reliable, simple and accessible telecommunications services. In doing so, our objective is to increase customer acquisition, retention and loyalty through multiple service offerings.

Through the bundling of services, which combines wireline local voice and long distance, high-speed Internet and TV, as well as wireless services, our goal is to use a multi-product offering to achieve competitive differentiation by offering a premium, integrated set of services that provides customers more freedom, flexibility and choice. We also make use of limited-time promotional offers featuring discounted rate plans, special rates on wireless handsets and TV receivers, as well as other incentives, to stimulate new customer acquisition and retain existing customers or to respond to competitive pressures in our markets.

We focus our marketing efforts on a coordinated program of TV, print, radio, Internet, outdoor signage, direct mail and point-of-sale media promotions. We engage in mass-market advertising in order to maintain our brand and support direct and indirect distribution channels. Coordinated marketing efforts throughout our service area ensure that our marketing message is presented consistently across all our markets. Promoting the Bell brands is complemented by our other brand marketing efforts, reinforcing awareness of all our services and capitalizing on the size and breadth of our customer base across all product lines.

The Bell brands play a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level.

Specifically for Bell Wireless, acquiring and retaining postpaid subscribers is a key marketing objective that we seek to achieve through our networks and suite of leading-edge devices and services to drive higher usage and increased adoption of data services. We offer discounts on the price of wireless handsets in exchange for a contractual commitment from a subscriber, a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset selection and style. This factor is increasingly important as handset life cycles shorten. Our current wireless device portfolio includes many leading-edge devices, some launched as exclusive to Bell in the Canadian market. As the Canadian wireless market further matures and competition intensifies, including as a result of Industry Canada’s (now Innovation, Science and Economic Development Canada (ISED)) spectrum auctions since 2008, customer retention is becoming increasingly important. Accordingly, we employ customer retention initiatives aimed at increasing our customers’ level of satisfaction and loyalty.

We deliver our products and services to residential customers through:

  a network of corporate and dealer-owned Bell, Bell Mobility and Virgin Mobile retail locations
  The Source’s approximately 560 retail locations
  national retailers such as Best Buy, Walmart, Loblaws and Glentel’s WIRELESSWAVE, Tbooth wireless and WIRELESS etc., as well as a network of regional and independent retailers in all regions call centre representatives
  our websites, including Bell.ca and virginmobile.ca
  door-to-door sales representatives

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We also offer customers the convenience of One Bill for Home Phone, Internet, TV and wireless services.

For small business customers, our residential and small business team offers a wide range of services, including Business Fibe Internet, Bell Total Connect, Business Phone and TV, along with many other communications solutions, all designed for companies that typically have fewer than 20 employees. Small business solutions are sold through dedicated call centre representatives, our bell.ca website, as well as our retail network and door-to-door sales representatives.

Communications solutions, other than wireless, for mid-sized and large business customers are delivered by our business markets team. Our products and services are sold through dedicated sales representatives, call centres, certified resellers and competitive bids. By combining products and services, including professional services, into fully managed, end-to-end information and technology solutions, we have been successful in procuring both mid-sized and large enterprise customers with complex communications requirements. We continue to differentiate ourselves in the marketplace by enhancing our customer service levels and offering solutions designed to provide superior service, performance, availability and security. We deliver expertise in key solution areas, including Internet, private networks and broadcasts, voice and unified communications, data centres, customer contact and security solutions.

Our wireless products and services are delivered to business customers, including small business customers, by Bell Mobility through the same channels as those previously described for services to residential customers. In addition, Bell’s business customers are served by our nationwide sales team responsible for the sale of wireless products and services to business customers, as well as the execution of sales contracts.

Our wholesale business’ communications products and services are delivered by our wholesale team. They are sold through our dedicated sales representatives, web portals and call centres.

Bell Media

Bell Media’s TV and OOH customer base is comprised primarily of large advertising agencies, which place advertisements with Bell Media on behalf of their customers. Bell Media also has contracts with a variety of broadcasting distribution undertakings (BDUs), under which monthly subscription fees for specialty and pay TV services are earned. Bell Media’s radio broadcast customer base is comprised of both advertising agencies and businesses in local markets.

Bell Media’s conventional TV networks are delivered to Canadians through over-the-air broadcast transmission and through distribution by BDUs. Bell Media’s specialty and pay TV channels are delivered through distribution arrangements with BDUs, and its radio programming is distributed through over-the-air transmission. In addition to these primary distribution channels, Bell Media distributes certain of its TV and radio programming through a variety of non-traditional means, such as mobile, Internet streaming and in-flight programming. CraveTV is available directly to all Canadians with access to the Internet, including via in-app purchase on AppleTV, as well as to customers of numerous Canadian BDUs. CraveTV streams on IPTV-enabled set-top boxes, mobile apps, the web, Chromecast, select Samsung Smart TVs, and Apple TV. Finally, Bell Media’s OOH business delivers its services through an inventory of OOH faces and street furniture equipment in the key markets of British Columbia, Alberta, Ontario, Québec and Nova Scotia.

3.5 Networks

The telecommunications industry is evolving rapidly as the industry continues to move from multiple service-specific networks to Internet protocol (IP)-based integrated communications networks that can carry voice, data and video traffic. We continue to work with key vendor partners to expand our national multi-services IP-enabled networks.

Our communications networks provide wireless and wireline voice, data and video services to customers across Canada. Our infrastructure includes:

  national transport networks for voice, data and video traffic, including Internet traffic urban and rural access networks and infrastructure for delivering services to customers national wireless networks that provide voice, data and video services

Wireless

To provide wireless connectivity, we have deployed and operate a number of nationwide wireless broadband networks compatible with global standards that deliver high-quality and reliable voice and high-speed data services. With our high-speed data network, we are able to offer Canadian consumers a broad range of choice in wireless smartphones, including devices from Apple, Samsung, HTC, ZTE, Motorola, Google, BlackBerry, Novatel, Sony, Sonim, LG and Alcatel, as well as touch screen tablets and other devices designed for data services such as IoT communications, e-mail, messaging, Internet access and social networking.

HSPA+ NETWORK

Our wireless HSPA+ network offered high-speed mobile access to 98% of the Canadian population at December 31, 2016, and covered thousands of cities and towns in both urban and rural locations. The HSPA+ network supports global roaming, as well as a wide range of smartphones, data cards, universal serial bus (USB) sticks, tablets and other leading-edge mobile devices. Our HSPA+ network also supports international roaming to more than 230 destinations. The vast majority of the site connectivity for the new HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability.

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4G LTE NETWORK

Bell launched a 4G LTE network in September 2011. With Bell’s LTE wireless network coverage, customers have data access speeds similar to broadband connections and significantly faster than our HSPA+ network, making it easier for users to download applications, stream high-definition videos and music, play online games or videoconference and chat with virtually no delays or buffering.

In April 2014, we acquired 31 licences for $566 million for 480 million MHz per population (MHz-pop) of nationwide 700 MHz spectrum following the wireless spectrum auction. These licences enabled rapid expansion of advanced 4G LTE broadband mobile services to rural communities, small towns and Canada’s Northern Territories, while also enhancing coverage in urban and suburban areas. In April 2015, we acquired 13 licences for 169 million MHz-pop of advanced wireless services (AWS)-3 spectrum in key urban and rural markets for $500 million as part of Industry Canada’s AWS-3 spectrum auction. This spectrum is strategically valuable in providing us with future incremental broadband capacity to meet growing consumer and business demand for mobile data services. In May 2015, we acquired an additional 243 million MHz-pop of 2500 MHz wireless spectrum for $29 million as part of Industry Canada’s most recent spectrum auction, supporting continued 4G LTE service expansion across Canada. We now hold more than 4,500 million MHz-pop nationally across various spectrum bands.

Our LTE wireless network reached 97% of the Canadian population coast to coast at December 31, 2016. LTE currently accounts for 78% of our total wireless data traffic.

In August 2014, Bell increased its 4G LTE network speeds by up to 45%. Download speeds have increased from up to 75 Mbps (typical speeds of 12 to 25 Mbps) to up to 110 Mbps (typical speeds of 14 to 36 Mbps), with speeds as high as 150 Mbps (typical speeds of 18 to 40 Mbps) available in some locations.

The HSPA+/LTE networks work together in that all Bell LTE devices support both networks. Initially, voice calls initiated when an LTE device is attached to an LTE network are transferred to the HSPA+ network for processing. In April 2016, we introduced Voice over LTE (VoLTE) so that the phone stays on the LTE network for both voice and data calls. By implementing VoLTE, we can reduce the voice call set-up time and operate the network more efficiently.

LTE-A NETWORK SERVICE

In August 2015, Bell announced North America’s first implementation of Tri-band LTE-A network service. By assigning three radio channels or carriers to one user, we are capable of delivering mobile data speeds of up to 335 Mbps (expected average download speeds of 25 Mbps to 100 Mbps). We have launched Tri-band LTE-A in certain cities and areas in Ontario, Québec and Atlantic Canada. Dual-band LTE-A technology was introduced by Bell in February 2015, delivering speeds of up to 260 Mbps (expected average download speeds of 18 to 74 Mbps). Dual-band LTE-A service covered approximately 73% of the Canadian population at December 31, 2016 in parts of British Columbia, Alberta, Ontario, Québec, Atlantic Canada, Yukon and the Northwest Territories. This is complemented by access to Bell’s 4G LTE network. As the handset ecosystem matures, Bell’s AWS-3 and 2500 MHz spectrum licences will enable upgrades of carrier aggregation that will support four and five simultaneous carriers.

3G/CDMA NETWORK

In addition to our LTE and HSPA+ networks, we operate a national 3G code division multiple access (CDMA) network that covered 99% of the Ontario and Québec population and approximately 97% of the Atlantic Canada population at December 31, 2016.

The CDMA network shares sites, towers and antennae with the HSPA+ and LTE networks. As most of our development and network enhancement focus has been on the HSPA+/LTE networks, traffic is migrating off our CDMA network. CDMA terminals operate independently from the HSPA+/LTE networks. We began decommissioning our CDMA network in 2014 in a way that did not impact existing customers, by turning off coverage that overlapped with our network partners. Once the CDMA network is retired, the related spectrum will be repurposed to deliver additional LTE capacity. CDMA accounts for less than 0.01% of our total wireless data traffic and less than 1% of voice traffic. We are currently working with our existing CDMA customers to migrate their service to HSPA+ or LTE.

WI-FI LOCATIONS

Bell Mobility also operates approximately 4,000 public Wi-Fi hotspots, including at participating McDonald’s, Tim Hortons and Chapters/ Indigo retail outlets across Canada, in addition to thousands of Wi-Fi networks managed through our business markets team at enterprise customer locations.

Wireline

VOICE AND DATA NETWORK

Our national voice and data network consists of an optical fibre network with the latest technologies to provide redundancy and fault protection. It reaches all major Canadian metropolitan centres, as well as New York, Chicago, Boston, Buffalo, Minneapolis, Ashburn and Seattle in the U.S.

Our network in major Canadian cities provides state-of-the-art high-speed access at gigabit speeds based on IP technology. We operate a national IP multi-protocol label switching network with international gateways to the rest of the world. This network delivers next-generation, business-grade IP virtual private network (IPVPN) services that connect our customers’ offices and data centres throughout Canada and around the world. The IPVPN service is the foundation platform required for the delivery of business service solutions that add value and efficiencies to customers’ businesses. These technology solutions include voice over IP/IP telephony, IP videoconferencing, IP call centre applications and other future IP-based applications. In addition, we maintain extensive copper and voice-switching networks that provide traditional local and interexchange voice and data services to all business and residential customers in Ontario, Québec and the Atlantic provinces.

To improve reliability and increase network capacity to support rapidly growing volumes of wireless and Internet usage carried on our networks, in 2012 we began the upgrade of our fibre-based national backbone network with the deployment of 100 gigabit technologies. As of December 31, 2016, key traffic routes spanning more than 18,200 kilometres across Canada and into the U.S. had been upgraded. To satisfy continued traffic growth, Bell has begun the next phase of the national backbone network upgrade with the deployment of 200 gigabit technologies. Bell was one of the first Canadian carriers to deploy 200 gigabit long-haul Dense Wavelength Division Multiplexing (DWDM) technologies.

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HIGH-SPEED FIBRE DEPLOYMENT

Our strategic imperative to invest in broadband networks and services is focused on the deployment of high-speed fibre access through our FTTN and FTTP initiatives.

Over the past few years, we have upgraded our access infrastructure by deploying fibre closer to our customers using FTTN along with pair bonding technology. We further continue to deploy high-speed fibre access using the FTTP technology in Ontario, Québec and Atlantic Canada.

One of the first FTTP deployments in Canada, Bell’s Québec City region initiative remains the largest city-wide FTTP rollout in the country to date. In our view, FTTP, in which optical fibre cables are used to connect each and every location, is an ideal network architecture to support future bandwidth-demanding IP services and applications. Bell continues to deploy FTTP to all new urban and suburban housing developments in Ontario, Québec and in Atlantic Canada, in addition to Bell’s ongoing deployment of FTTP to multi-dwelling units and business locations.

As of December 31, 2016, Bell’s FTTP footprint encompassed 2.9 million premises passed.

Our residential fibre-optic Internet service, marketed as Fibe Internet, is enabled by our FTTN and FTTP networks. We also offer DSL-based Internet service in areas where Fibe Internet is not available, with download speeds of up to 5 Mbps.

In June 2015, Bell announced a $1.14 billion investment to roll out fibre to more than 1 million homes and businesses across the city of Toronto to enable its Gigabit Fibe Internet service. Bell Gigabit Fibe offers speeds of up to a full 1 Gbps or faster over time as equipment evolves to support these speeds. The new Bell Gigabit Fibe Internet service was launched in August 2015 to more than 1.3 million homes and businesses across Ontario and Québec. As at December 31, 2016, approximately 2.9 million homes and businesses across Ontario, Québec and Atlantic Canada had the capability of receiving Gigabit Fibe service.

In July 2016, we introduced Home Internet under the Virgin Mobile brand for eligible customers in Ontario. The new high-speed Internet service offers existing Virgin Mobile customers fast download speeds of up to 25 Mbps and upload speeds of up to 10 Mbps together with large monthly data bandwidth limits. Virgin Mobile Home Internet was subsequently made available to Québec customers in November 2016.

Additionally, since Bell Aliant’s launch of its IPTV service in the Atlantic provinces in 2005 and Bell’s launch of its IPTV service in Ontario and Québec in 2010, we have continued to deploy our next-generation IPTV services in areas in Ontario, Québec and the Atlantic provinces where cable providers had long been dominant.

As of December 31, 2016, Fibe TV was available to approximately 6.6 million homes in major cities and municipalities across Québec, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

DTH SATELLITE TV SERVICE

We provide DTH satellite TV service nationwide under the Bell TV brand using satellites operated by Telesat Canada (Telesat). Pursuant to a set of commercial arrangements between Bell ExpressVu Limited Partnership (Bell ExpressVu) and Telesat, Bell ExpressVu currently has two satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which are used by Bell ExpressVu to provide its DTH satellite TV service.

3.6 Employees

The table below shows the number of BCE employees as at December 31, 2016 and 2015.

NUMBER OF EMPLOYEES AT DECEMBER 31	2016	2015
Bell Wireless	6,162	6,565
Bell Wireline	35,227	36,835
Bell Media	6,701	6,568
Total(1)	48,090	49,968

(1)	The total number of BCE employees at the end of 2016 was 48,090, down from 49,968 at December 31, 2015, due primarily to workforce reductions across our Bell Wireline and Bell Wireless segments attributable to normal attrition, retirements and productivity improvements.

Approximately 44% of BCE employees are represented by unions and are covered by collective agreements.

The following collective agreements covering 250 or more employees were ratified in 2016 or early 2017:

  the collective agreement between Unifor and Expertech Network Installation Inc. covering approximately 870 employees expired on November 30, 2015. A new collective agreement was ratified in March 2016.
  the collective agreement between Communications, Energy and Paperworkers Union of Canada (CEP) (now Unifor) and Bell Canada covering approximately 3,800 craft and services employees expired on November 30, 2016. A new collective agreement was ratified on February 23, 2017.
  the collective agreement between International Brotherhood of Electrical Workers (IBEW) and Northwestel Inc. covering approximately 350 craft and clerical employees expired on December 31, 2016. A new collective agreement was ratified on January 30, 2017.

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The following collective agreements covering 250 or more employees will expire in 2017:

  the collective agreement between CEP (now Unifor) and Bell Canada covering approximately 4,600 clerical employees will expire on November 30, 2017 the collective agreement between Unifor Atlantic Communication Locals (ACL) and Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP) (now Bell Canada) covering approximately 2,100 clerical and craft employees will expire on December 31, 2017 the collective agreement between Unifor and CFCN-TV (Calgary) and CFRN-TV (Edmonton), divisions of Bell Media, covering approximately 270 employees will expire on December 31, 2017

The following describes the status of a collective agreement covering 250 or more employees that has already expired:

  the collective agreement between CEP (now Unifor) and Bell Media (CTV Agincourt) covering approximately 530 employees expired on December 31, 2016. Bargaining began on November 21, 2016.

3.7 Corporate responsibility

General

We are committed to the highest standards of corporate responsibility and we seek to integrate environmental, social and economic considerations into our business decisions. We engage with stakeholders to identify opportunities to create benefits for both society and us while minimizing, where we can, any negative impact our activities may generate. In line with this commitment, we adopted in 2006 a resolution to support the United Nations Global Compact, a set of universal principles addressing human rights, labour, environment and anti-corruption. These principles serve as the foundation of our corporate responsibility approach.

Since 1992, an officer-level committee mandated by the BCE board of directors oversees issues related to environmental matters. Over the decades, the responsibilities of this committee have expanded and, since 2012, BCE’s corporate responsibility strategy, including security, environmental and health and safety (SEHS) risks and opportunities, is overseen by the Security, Environment and Health & Safety Oversight Committee. This cross-functional committee is chaired by the Executive Vice-President, Corporate Services and seeks to ensure that relevant risks are adequately recognized and mitigation activities are well integrated and aligned across the organization and supported with sufficient resources.

BCE has implemented a range of social and environmental policies that are supported by various programs and initiatives. These policies address issues of importance to our many stakeholders, including preventing conflicts of interest; protecting company assets; safeguarding privacy and confidentiality; treating clients, business partners, team members and competitors with respect and honesty; fostering a diverse and safe workplace; and protecting the environment.

The policies include, among others:

  Code of Business Conduct
  Privacy Policy
  Environmental Policy
  Supplier Code of Conduct
  Procurement Policy
  Political Contributions Policy
  Mandatory Reporting of Internet Child Pornography
  Health & Safety Policy Statement

For 2016, BCE was listed on the Best 50 Corporate Citizens in Canada by Corporate Knights, and on the top 100 of the 2015 Newsweek Green Rankings Global 500. BCE continues to be listed as part of socially responsible investment indices such as the FTSE4Good Index, the Jantzi Social Index, the United Nations Global Compact 100 (GC 100) and the Euronext Vigeo World 120 index. The latter index includes the 120 most advanced companies in the European, North American and Asia Pacific regions, and distinguishes companies achieving the best environmental, social and governance performances. BCE was also identified as a Prime Responsible Social and Environmental investment by oekom research, was selected for inclusion in the Ethibel EXCELLENCE Investment Register and is a component of the STOXX Global ESG Leaders indices, an innovative series of environmental, social and governance (ESG) equity indices.

We recognize that risks and opportunities exist related to climate change. Our membership in the Global e-Sustainability Initiative (gesi.org), an international organization that promotes sustainable development in the information and communications technology (ICT) industry, helps us gain a deeper understanding of these risks and opportunities. Part of our involvement includes promoting ICT as a way to mitigate and adapt to climate change – for example, by enabling travel substitution, virtualization, dematerialization and cloud computing. Monitoring and reducing energy consumption and greenhouse gas emissions are also key priorities at BCE because of their impacts on the environment, society and the economy. We also recognize that being a responsible service provider means having best practices in business continuity and being prepared to face extreme weather events that could be exacerbated by climate change. We report on our carbon footprint and carbon reduction initiatives through the Carbon Disclosure Project (CDP). The CDP represents 827 financial planners, advisors, wealth managers and institutional investors managing a total of U.S. $100 trillion in assets. The CDP gathers data from organizations globally to help reveal the risk in the investment portfolios of these investors. BCE attained CDP Leadership status and made the list of the top 10 highest-scoring Canadian companies in 2016.

In addition, we consider the exploitation and trade of minerals that fuel armed conflicts and lead to human rights abuses as unacceptable. We monitor and integrate industry best practices into our procurement programs on a continuing basis, as controls for conflict-free sourcing are being established globally.

Details on the performance of our programs and initiatives can be found under the heading Responsibility on BCE’s website at BCE.ca.

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Environment

Bell Canada’s environmental policy affirms:

  our commitment to environmental protection
  our belief that environmental protection is an integral part of doing business and needs to be managed systematically under a continuous improvement process

The policy is reviewed annually and contains principles that support our goals, ranging from exercising due diligence to meet or exceed the environmental legislation that applies to us, to preventing pollution and promoting cost-effective initiatives that minimize resources and waste. For example, Bell Canada’s in-house stewardship program ensures our customers have access to a responsible way to dispose of electronic waste. This is complemented by supporting provincial industry-led stewardship programs across the country.

We have instructed subsidiaries subject to this policy to support these principles, and have established a management-level committee to oversee the implementation of the policy.

Bell Canada monitors its operations to seek to ensure that it complies with environmental requirements and standards, and takes action seeking to prevent and correct problems, when needed. It has an environmental management and review system in place that:

  seeks to provide early warning of potential problems
  identifies management accountability
  enables systematic environmental risks and opportunities management, including cost savings establishes a course of action
  ensures ongoing improvement through regular monitoring and reporting

In 2009, Bell Canada obtained the ISO 14001 certification for its environmental management system (registration number: EMS 545955). Bell Canada was the first telecommunications company in Canada to obtain this certification, which covers Bell Canada’s landline, wireless, TV and Internet services, broadband services, data hosting and cloud computing, in addition to related administrative functions. Bell Canada has continuously maintained the certification since 2009, and was recertified in 2015 for another three-year cycle. Since 2010, 46 buildings leased or owned by Bell Canada across the country have been certified BOMA BEST. In addition, our Montréal campus is certified LEED NC, our Mississauga campus expansion is certified LEED NC Silver, our data centre in the Gatineau area is certified LEED NC Gold, and in Toronto the Bell Trinity Square building as well as our 720 King Street West location are certified LEED EB Gold. In 2016, U.S. magazine Newsweek once again recognized BCE’s environmental leadership by naming it on its annual list of the top green companies in the world. BCE placed 110th on the newsmagazine’s 2016 list of 500 publicly traded international companies, and is the only Canadian communications provider on the list. BCE’s strong showing reflects the effectiveness of our ISO 14001 certified environmental management system, energy-saving measures and waste reduction initiatives, including the Bell Blue Box mobile recycling program.

One of Bell Canada’s key tools is the Corporate Environmental Action Plan, which outlines the environmental activities of our various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors our progress in meeting its objectives.

For the year ended December 31, 2016, we spent $27.5 million on environmental activities, 50% of which was expensed and 50% of which was for capital expenditures. For 2017, we have budgeted $29.6 million (56% for expenses and 44% for capital expenditures) to seek to ensure that our environmental policy is applied properly and our environmental risks are minimized.

Community

We are committed to advancing the cause of mental health across Canada through the Bell Let’s Talk mental health initiative. Mental illness affects millions of Canadians, yet this major health issue remains significantly underfunded, misunderstood and stigmatized. With one in five Canadians expected to suffer from mental illness during his or her lifetime, everyone has a family member, friend or colleague who has struggled with mental illness. The impact on the Canadian economy is staggering, with an estimated $6 billion each year in lost productivity costs due to absenteeism and presenteeism. In any given week, at least 500,000 employed Canadians are unable to work due to mental health problems.

On September 21, 2010, Bell Canada announced its five-year, $50 million initiative supporting an extensive range of programs to enhance mental health in every aspect of Canadian life. The Bell Let’s Talk mental health initiative has four action pillars: anti-stigma, enhanced care and access, new research and workplace leadership. This initiative is the largest-ever corporate effort to promote mental health in Canada. On September 22, 2015, Bell Canada announced the extension of Bell Let’s Talk for a further five years and an increase in its total funding commitment for Canadian mental health to at least $100 million. Since its launch, Bell Let’s Talk has funded more than 700 mental health partners across Canada, from large health care institutions and universities to small community organizations in every region.

Bell Let’s Talk initiatives have included Clara’s Big Ride for Bell Let’s Talk, Clara Hughes’ epic 11,000-kilometre bicycle journey to take the anti-stigma message to communities around Canada; the introduction of annual community funds supporting grassroots mental health initiatives across Canada and for military families; the world’s first university chair in anti-stigma studies at Queen’s University; funding and implementation of the world’s first voluntary standard on workplace mental health; Canada’s first biobank of biological, social and psychological data at the Institut universitaire en santé mentale de Montréal; the Bell Gateway Building at the Centre for Addiction and Mental Health (CAMH), the first mental health facility named for a corporation; and the first university-certified workplace mental health training program. Approximately 10,000 Bell managers across Canada have received training in mental health support and over 900 workplace events have taken place since 2010 in support of ending the stigma and building resiliency.

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During 2016, Bell Canada made new commitments within the program to several initiatives, including a four-year extension to the Bell True Patriot Love Fund, a renewed $1 million partnership with the True Patriot Love Foundation to continue to support community mental health programs serving members of the Canadian Armed Forces, veterans and their families through 2020. Additional commitments in 2016 included: $1 million to the Institut universitaire en santé mentale de Québec in support of ground-breaking research to detect early signs of mental illness in youth from families with a history of mental illness; $500,000 to Rise Asset Development to expand their entrepreneur training and Loan Fund across communities in Ontario; a $500,000 joint project with Northwestel and Yukon Health and Social Services to support the launch of the FRIENDS cognitive behaviour group-based intervention program throughout the Territory; and a $150,000 donation to the Canadian Red Cross to incorporate mental health programming into its standard first aid training.

Bell’s Let’s Talk partners also include Université Laval, Sunnybrook Health Sciences Centre, the Jewish General Hospital, Royal Ottawa Hospital, Hôpital Charles-LeMoyne, the University of British Columbia, the Douglas Mental Health University Institute, CHU de Québec, Concordia University, Brain Canada, Kids Help Phone, Université de Montréal and McGill University.

In 2016, the Bell Let’s Talk Community Fund gave $1 million in grants to 72 community-based organizations, charities and hospitals across the country. The 2017 Fund will provide grants to organizations in Canada focused on improving access to programs and services that support and help improve the mental health and well-being of people living with mental health issues.

In November 2016, Bell Canada was honoured by being named one of Canada’s Top Employers for 2017 by the editors of Canada’s Top 100 Employers, a publication of Mediacorp Canada Inc. In selecting Bell Canada as one of Canada’s top employers, Mediacorp Canada Inc. acknowledged Bell Canada’s leadership in workplace mental health through investment in mental health training and professional development, and commitment to sharing experiences and best practices with other employers.

Because the challenge of stigma remains the primary reason that an estimated two-thirds of people with mental health problems do not receive the help they need, Bell continues to invite Canadians to talk about the issue. The seventh annual Bell Let’s Talk Day on January 25, 2017, led by national spokesperson Clara Hughes, promoted discussion and understanding of mental illness while generating new funds for Canadian mental health. With 131,705,010 text messages, mobile calls and long distance calls by our customers, and Bell Let’s Talk interactions on Twitter, Facebook, Instagram and Snapchat made that day, Bell’s 5-cent donation per text, call and interaction means that it has committed a further $6,585,250.50 to support mental health programs across the country.

Adding this amount to the original Bell Let’s Talk commitment of $50 million in 2010, along with the results of the first six Bell Let’s Talk Days, Bell has now committed $86,504,429.05 to Canadian mental health.

To learn more, please visit bell.ca/letstalk.

Between mental health and its other initiatives, Bell contributed more than $20 million in community investment in 2016. Our employees and pensioners also donated more than $2.2 million in charitable gifts and logged more than 336,000 hours in volunteer time.

3.8 Competitive environment

A discussion of our competitive environment can be found in section 3.3, Principal business risks and the various sections entitled Competitive landscape and industry trends and Principal business risks of the BCE 2016 MD&A, on pages 44 and 45, 59 to 61, 66 to 69, 72 and 73, and 75 of the BCE 2016 Annual Report.

See also section 3.3, Competitive strengths in this Annual Information Form for more information concerning our competitive position.

3.9 Regulatory environment

A discussion of the legislation that governs our businesses, as well as government consultations and recent regulatory initiatives and proceedings affecting us, can be found in section 8, Regulatory environment of the BCE 2016 MD&A, on pages 90 to 94 of the BCE 2016 Annual Report.

More information with respect to the Canadian ownership restrictions on BCE’s common shares can be found in section 5.1, BCE securities in this Annual Information Form.

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3.10 Intangible properties

We use various works protected by intellectual property rights (IP Assets), which we own or for which we have been granted rights to use. These IP Assets include, without limitation, brand names, trade-marks such as names, designs and logos, copyrights in content, programs and musical works, broadcast signals, software and applications, domain names, patents or patent applications for inventions owned or produced by us and our employees, as well as various copyright materials, trade-marks, patents and other intellectual property owned or licensed by us. We derive value through the use of these IP Assets in various business activities, and they are important to our operations and our success. To protect these IP Assets, we rely on a combination of legal protections afforded under copyright, trade-mark, patent and other intellectual property laws, as well as contractual provisions under licensing arrangements.

In particular, the Bell brand plays a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level. Our trade-mark rights are perpetual, provided that their registrations are renewed on a timely basis when applicable and that the trade-marks are used in commerce by us or our licensees. Other types of intangible proprietary information are also important to our operations, such as customer lists.

We believe that we take reasonable and appropriate measures to protect, renew and defend our IP Assets, including prosecuting infringers, and we take great care not to infringe on the intellectual property rights of others. However, we cannot provide any assurance that the laws protecting intellectual property in various jurisdictions are, or will continue to be, adequate to protect our IP Assets or that we will be successful in preventing or defending claims by others asserting rights in or to our IP Assets.

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4	General development of our business – three-year history

4 General development of our business – three-year history

In line with our strategic imperatives described in section 3.2, Strategic imperatives in this Annual Information Form, during the last three completed financial years we have entered, or proposed to enter, into transactions and implemented various corporate initiatives that have influenced, or may influence, the general development of our business. Our regulatory environment has also influenced the general development of our business during this three-year period. These principal transactions and corporate initiatives and the effects of our regulatory environment are discussed below.

4.1 Transactions

Proposed acquisition of MTS

On May 2, 2016, BCE announced that it intends to acquire all of the issued and outstanding common shares of MTS for a total consideration of $3.1 billion, of which 45% will be paid in cash and the remaining 55% through the issuance of approximately 28 million BCE common shares. The transaction is valued at approximately $3.9 billion, including net debt of approximately $0.8 billion. BCE will fund the cash component of the transaction through debt financing (refer to section 5.2, Bell Canada debt securities, for more information. MTS shareholder approval was obtained at a special meeting of shareholders held on June 23, 2016 and final court approval was obtained on June 29, 2016. On December 20, 2016, the CRTC approved, under the Broadcasting Act, the transfer of the broadcasting distribution undertaking licence held by MTS to BCE. On February 15, 2017, ISED and the Competition Bureau approved the proposed acquisition of MTS with the result that BCE has now obtained all necessary regulatory approvals to complete the transaction. Subject to certain closing conditions and termination rights, the transaction is expected to close on March 17, 2017. If the transaction does not close under certain circumstances, BCE may be liable to pay a break fee of $200 million to MTS.

MTS is an information and communications technology provider offering wireless, Internet, TV, phone services, security systems and information solutions including unified cloud and managed services to residential and business customers in Manitoba.

The combined companies’ Manitoba operations will be known as Bell MTS. The acquisition of MTS will allow us to reach more Canadians through the expansion of our wireless and wireline broadband network while supporting our goal of being recognized by customers as Canada’s leading communications company.

BCE has agreed to divest approximately one-quarter of MTS’ postpaid subscribers and 13 retail locations to TELUS following the completion of the acquisition of MTS for total proceeds of approximately $300 million, subject to final adjustments. Subject to certain closing conditions and termination rights, this transaction is expected to close on April 1, 2017. The $75 million break fee that was payable by BCE to TELUS if the transaction with TELUS did not close under certain circumstances is no longer applicable given the receipt of all regulatory approvals.

BCE has also agreed to transfer to Xplornet a total of 40 MHz of 700 MHz, AWS-1 and 2500 MHz wireless spectrum currently held by MTS, which has also been approved by ISED, 24,700 wireless customers once Xplornet launches its mobile wireless service, and 6 retail outlets. Xplornet will receive transitional remedy network access from Bell MTS in urban areas of Manitoba for three years and other operational benefits as Xplornet builds out its own network in Manitoba. Subject to certain closing conditions and termination rights, this transaction is expected to close on March 17, 2017.

Acquisition of Cieslok Media Ltd. (Cieslok)

On January 3, 2017, Bell Media acquired all of the issued and outstanding common shares of Cieslok for a total cash consideration of $161 million. Cieslok specializes in large-format outdoor advertising in key urban areas across Canada. The acquisition will contribute to growing and strengthening our digital presence in OOH advertising.

Acquisition of Q9 Networks Inc. (Q9)

On August 8, 2016, BCE announced its agreement to acquire all equity it did not already own in Q9, a Toronto-based data centre operator providing outsourced hosting and other data solutions to Canadian business and government customers. Q9 had previously been acquired in October 2012 by an investor group comprised of BCE, Ontario Teachers’ Pension Plan Board, Providence Equity Partners LLC and funds managed by Madison Dearborn Partners LLC. BCE held a 35.4% stake in Q9 and acquired the remainding 64.6% equity interest from its fellow investors. The transaction was valued at approximately $680 million, including Q9 net debt but excluding BCE’s prior ownership interest. The transaction closed on October 3, 2016. The acquisition supports BCE’s ability to compete against domestic and international providers in the growing outsourced data services sector. Effective January 1, 2017, various entities of the Q9 group of companies, as well as certain former Bell Aliant Inc. subsidiaries, amalgamated with Bell Canada.

16 BCE Inc. 2016 ANNUAL INFORMATION FORM

	4	General development of our business – three-year history

Other key completed transactions

In addition to the above transactions, in line with our strategic imperatives, we have concluded certain other transactions from 2014 to 2016 that have influenced the general development of our business. More information with respect to these transactions is provided in the table below.

TRANSACTION	KEY CHARACTERISTICS
National expansion of HBO and TMN (2016)
  On November 19, 2015, BCE announced a transaction with Corus Entertainment Inc. (Corus) whereby Bell Media would pay Corus a total consideration of $211 million for Corus to waive its HBO content rights in Canada and wind down the operations of its Movie Central and Encore Avenue pay TV services in Western and Northern Canada, thereby allowing Bell Media to become the sole operator of HBO Canada nationally across all platforms and to expand TMN into a national pay TV service.
  In December 2015, Bell Media paid a deposit of $21 million to Corus and in January 2016 completed the final payment of $190 million. TMN was successfully launched nationally on March 1, 2016 and Movie Central and Encore Avenue’s operations ceased on the same day.

Acquisition of Glentel (2015)
  On November 28, 2014, BCE announced the signing of a definitive agreement to acquire all of the issued and outstanding shares of Glentel, a Canadian-based dual-carrier, multi-brand mobile products distributor offering wireless products and services from Bell Mobility and Rogers Communications Inc. (Rogers). On December 24, 2014, BCE further announced that it would divest 50% of its ownership interest in Glentel to Rogers following the closing of BCE’s acquisition of Glentel.
  On May 20, 2015, BCE completed the acquisition of all of the issued and outstanding common shares of Glentel for a total consideration of $592 million, of which $296 million ($284 million, net of cash on hand) was paid in cash and the balance through the issuance of 5,548,908 BCE common shares. Immediately following closing of the acquisition, BCE repaid Glentel’s outstanding debt in the amount of approximately $112 million and contributed $53 million in exchange for additional Glentel common shares. Subsequently, also on May 20, 2015, BCE divested 50% of its ownership interest in Glentel to Rogers for a total cash consideration of approximately $473 million ($407 million, net of divested cash and transaction costs).

Privatization of Bell Aliant and Note Exchange (2014)
  On July 23, 2014, BCE announced its offer to acquire all of the issued and outstanding common shares of Bell Aliant Inc. that it did not already own for a total consideration of approximately $3.95 billion. On the same day, BCE also announced its offer to exchange all of the issued and outstanding preferred shares of Bell Aliant Preferred Equity Inc. (Prefco) for newly issued first preferred shares of BCE, with the same financial terms as the existing Prefco preferred shares (Preferred Share Exchange). The privatization of Bell Aliant was completed on October 31, 2014 and the Preferred Share Exchange was completed on November 1, 2014.
  As BCE already consolidated the financial results of Bell Aliant Inc., the privatization of Bell Aliant has been accounted for as an equity transaction
  On November 20, 2014, Bell Canada and Bell Aliant LP completed a transaction to exchange all Bell Aliant LP medium term notes in the aggregate principal amount of $2.3 billion (collectively, the Bell Aliant LP Notes) for Bell Canada debentures guaranteed by BCE and having the same financial terms (including with respect to coupon, maturity and redemption price) as those of the Bell Aliant LP Notes (the Bell Aliant Note Exchange)
  As a result of the above-mentioned transactions, each of Bell Aliant Inc., Prefco, Bell Aliant Regional Communications Inc. and Bell Aliant LP ceased to be reporting issuers as of December 18, 2014. Bell Aliant Inc. was dissolved effective December 31, 2014. Through a series of corporate reorganizations, all of the assets of Bell Aliant Regional Communications Inc. and Bell Aliant LP were transferred to Bell Canada or Bell Mobility, as applicable, effective July 1, 2015.

Divestiture of certain TV assets and radio stations (2014)
  In order to approve the 2013 acquisition of Astral Media Inc. (Astral) by BCE, the Competition Bureau and the CRTC required the divestiture by BCE of 11 Astral TV assets and 10 Astral and Bell Media English-language radio stations. Such divestitures were completed in 2014 for aggregate proceeds of $720 million:
    On January 1, 2014, we completed the sale of Astral’s share of six TV services (the bilingual Teletoon/Télétoon service, English-language Teletoon Retro and Cartoon Network (Canada) and French-language Télétoon Rétro, Historia and Séries+) and, on January 31, 2014, we completed the sale of two radio stations in Ottawa (CKQB-FM and CJOT-FM) to Corus
    On January 31, 2014, we completed the sale of two Winnipeg radio stations (CHIQ-FM and CFQX-FM) and one Calgary radio station (CKCE-FM) to Jim Pattison Broadcast Group
    On March 31, 2014, we completed the sale of two Toronto radio stations (CHBM-FM and CFXJ-FM) and three Vancouver radio stations (CKZZ-FM, CHHR-FM and CISL-AM) to Newcap Inc.
    On July 31, 2014, we completed the sale to DHX Media Ltd. of the following TV services: Family (including Disney Junior English), Disney XD and Disney Junior French
    On September 16, 2014, we completed the sale to V Media Group of the MusiquePlus and MusiMax TV services

BCE Inc. 2016 ANNUAL INFORMATION FORM 17

4	General development of our business – three-year history

4.2 Corporate initiatives

Upgrade, expansion and transformation of our network

Our competitive landscape continues to evolve with web-based and over-the-top (OTT) players penetrating the telecommunications space. With this evolution comes the demand from consumers for faster access to services and content. With data consumption greater than ever before, we continue to invest heavily in our LTE wireless and wireline fibre networks to keep up with the capacity to ensure customers are provided with the best possible experience. One of our key objectives in the last three financial years has been investing in our broadband networks and services to enhance our competitive position and promote future growth opportunities. During this period, we upgraded our access infrastructure by deploying fibre-optic technology closer to our customers, which led to the expansion of our Bell Fibe Internet and TV services, and we launched our new Gigabit Fibe Internet service in August 2015. During this period, we also made substantial investments in our wireless networks, which led to the expansion of our 4G LTE wireless network and the introduction of our Dual-band and Tri-band LTE-A network service in 2015. Refer to section 3.5, Networks in this Annual Information Form for a detailed description of developments relating to our wireline and wireless networks during the three-year period ended December 31, 2016.

Most recently, we initiated a project seeking to transform our network and systems with three main objectives: (a) to become more agile in our service delivery and operations, as well as to provide self-serve and instant-on capabilities for our customers; (b) to ensure best quality and customer experience; and (c) to develop a new network infrastructure that enables a competitive cost structure with rapidly growing capacity needs. We are leveraging new technologies, including network functions virtualization, software-defined networks and cloud technologies. These technologies offer a level of flexibility, automation and elastic capacity that has previously not been possible. 5G, IoT, enhanced Internet, communication and video services, as well as the next generation of enterprise cloud applications, depend heavily on these capabilities. We work closely with our partners and are leveraging and contributing to industry associations that are accelerating this evolution, such as the open source software and hardware initiatives. We are also focusing on transforming our organization and some key development and operational processes to meet our objectives.

Expanding media leadership

Further to our strategic imperative to expand media leadership, we seek to continue to deliver leading sports, news, entertainment and business content across all screens and platforms. Our objective is to grow audiences, introduce new services and create new revenue streams for our media assets, and create more of our own content. In the last three financial years, we have continued to make progress in expanding media leadership, including as previously discussed in this Annual Information Form. Refer to section 2.4, Expand media leadership of the BCE 2016 MD&A contained in the BCE 2016 Annual Report for a discussion of media initiatives that we implemented in the financial year ended December 31, 2016. Refer to section 2.4, Expand media leadership and section 2.3, Expand media leadership of the BCE 2015 MD&A and the BCE 2014 MD&A contained in the BCE 2015 Annual Report and the BCE 2014 Annual Report, respectively, for a discussion of media initiatives that we implemented in the financial years ended December 31, 2015 and 2014.

Enhancing customer service

Our strategic priorities require that we constantly focus on delivering an improved customer experience while at the same time seeking to increase efficiency and reduce costs. During the last three financial years, we continued to make progress on enhancing the customer experience through ongoing investments in new service systems and improved processes. Refer to section 2.5, Improve customer service of the BCE 2016 MD&A contained in the BCE 2016 Annual Report for a discussion of customer service improvement initiatives that we implemented in the financial year ended December 31, 2016. Refer to section 2.5, Improve customer service and section 2.6, Improve customer service of the BCE 2015 MD&A and the BCE 2014 MD&A contained in the BCE 2015 Annual Report and the BCE 2014 Annual Report, respectively, for a discussion of customer service improvement initiatives that we implemented in the financial years ended December 31, 2015 and 2014.

4.3 Regulatory environment

During the last three financial years, the general development of our business has been affected by decisions made by the Government of Canada and its relevant departments and agencies, including the CRTC, ISED, Canadian Heritage and the Competition Bureau. Although most of our retail services are not price-regulated, government agencies and departments such as those described above continue to play a significant role in regulatory matters such as mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements. Refer to section 8, Regulatory environment of the BCE 2016 MD&A, the BCE 2015 MD&A and the BCE 2014 MD&A contained in the BCE 2016 Annual Report, the BCE 2015 Annual Report and the BCE 2014 Annual Report, respectively, for a discussion of the regulatory initiatives and proceedings that influenced the general development of our business in the financial years ended December 31, 2016, 2015 and 2014.

18 BCE Inc. 2016 ANNUAL INFORMATION FORM

	5	Our capital structure

5 Our capital structure

This section describes BCE’s and Bell Canada’s securities, the trading of certain of such securities on the Toronto Stock Exchange (TSX) and the ratings that certain rating agencies have attributed to BCE’s preferred shares and Bell Canada’s debt securities that are issued and outstanding.

5.1 BCE securities

BCE’s articles of amalgamation, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares. As at March 2, 2017, BCE had no Class B shares or second preferred shares outstanding.

Each common share entitles its holder to one vote at any meeting of shareholders. Additional information about the terms and conditions of the BCE preferred shares, common shares and Class B shares can be found in Note 25, Share capital of the BCE 2016 consolidated financial statements, on pages 150 and 151 of the BCE 2016 Annual Report.

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation to operate as a Canadian common carrier, the following conditions have to be met:

  Canadians own at least 80% of its voting shares
  at least 80% of the members of the carrier company’s board of directors are Canadians the carrier company is not controlled by non-Canadians

In addition, where a parent company (Carrier holding company) owns at least 66 2/3% of the voting shares of the carrier company, the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

  Canadians own at least 66 2/3% of its voting shares
  it is not controlled by non-Canadians

The powers under the Telecom Regulations include the right to:

  suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians refuse to register a transfer of voting shares to a non-Canadian force a non-Canadian to sell his or her voting shares

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell ExpressVu, Bell Media and Bell Canada, generally mirror the rules for Canadian–owned and –controlled common carriers under the Telecommunications Act by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. An additional requirement under these Canadian broadcasting ownership rules is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or renewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership and control criteria.

Cultural concerns over increased foreign control of broadcasting activities lie behind an additional restriction that prevents the holding company of a broadcasting licensee that exceeds the former 20% limit (or its directors) from exercising control or influence over any programming decisions of a subsidiary licensee. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of BCE’s common shares by obtaining data on: (i) registered shareholders from our transfer agent and registrar, CST Trust Company, and (ii) beneficial shareholders from the Canadian Depository for Securities (CDS) and the Depository Trust Company (DTC) in the U.S. We also provide periodic reports to the CRTC.

As of March 2, 2017, BCE had no debt securities outstanding.

BCE Inc. 2016 ANNUAL INFORMATION FORM 19

5	Our capital structure

5.2 Bell Canada debt securities

As at December 31, 2016, Bell Canada has issued long-term debt securities as summarized in the table below.

	WEIGHTED AVERAGE INTEREST RATE	MATURITY	AT DECEMBER 31, 2016 (IN $ MILLIONS)
Debentures
1997 trust indenture	4.06%	2017 – 2045	13,600
1976 trust indenture	9.54%	2021 – 2054	1,100
Subordinated debentures	8.21%	2026 – 2031	275
Total	4.54%		14,975

On January 11, 2016, Bell Canada redeemed, prior to maturity, all of its outstanding $200 million principal amount of 4.64% Debentures, Series M-19, due February 22, 2016, at a price equal to $1,004.370 per $1,000 of principal amount of debentures plus $18.052 for accrued and unpaid interest. On the same day, Bell Canada also redeemed, prior to maturity, all of its outstanding $500 million principal amount of 3.65% Debentures, Series M-23, due May 19, 2016, at a price equal to $1,010.170 per $1,000 of principal amount of debentures plus $5.300 for accrued and unpaid interest. On March 31, 2016, Bell Canada redeemed, prior to maturity, all of its outstanding $500 million principal amount of 5.41% Debentures, Series M-32, due September 26, 2016, at a price equal to $1,021.950 per $1,000 of principal amount of debentures plus $0.741 for accrued and unpaid interest. On September 16, 2016, Bell Canada redeemed, prior to maturity, all of its outstanding $700 million principal amount of 5.00% Debentures, Series M-18, due February 15, 2017, at a price equal to $1,017.580 per $1,000 of principal amount of debentures plus $4.384 for accrued and unpaid interest.

The Bell Canada debentures are unsecured and have been guaranteed by BCE. Additional information about the terms and conditions of the Bell Canada debentures can be found in Note 20, Long-term debt of the BCE 2016 consolidated financial statements on pages 140 and 141 of the BCE 2016 Annual Report.

Under its shelf prospectus (2014 Shelf Prospectus) and prospectus supplement (2015 Prospectus Supplement) dated November 14, 2014 and February 10, 2015, respectively, Bell Canada could issue, over a 25-month period, up to $4 billion of unsecured medium-term debentures (MTN Debentures). On March 30, 2015, Bell Canada issued, under the 2014 Shelf Prospectus and 2015 Prospectus Supplement, $500 million of 4.35% MTN Debentures, Series M-39, due December 18, 2045 at a price of $99.519 per $100 principal amount. On October 1, 2015, Bell Canada issued, under the 2014 Shelf Prospectus and 2015 Prospectus Supplement, $1 billion of 3.00% MTN Debentures, Series M-40, due October 3, 2022 at a price of $99.599 per $100 principal amount. On February 29, 2016, Bell Canada issued, under the 2014 Shelf Prospectus and 2015 Prospectus Supplement, $750 million of 3.55% MTN Debentures, Series M-41, due March 2, 2026 at a price of $99.624 per $100 principal amount. On August 12, 2016, Bell Canada issued, under the 2014 Shelf Prospectus and 2015 Prospectus Supplement, $1.5 billion of MTN Debentures, Series M-42 and Series M-43. The $850 million of 2.00% MTN Debentures, Series M-42, due October 1, 2021, were issued at a price of $99.804 per $100 principal amount, and the $650 million of 2.90% MTN Debentures, Series M-43, due August 12, 2026, were issued at a price of $99.733 per $100 principal amount. Subsequent to the issue of the Series M-42 and Series M-43 Debentures, only $250 million of capacity remained under Bell Canada’s 2014 Shelf Prospectus and 2015 Prospectus Supplement.

In order to continue to provide Bell Canada with financial flexibility and efficient access to the Canadian and U.S. capital markets, on September 20, 2016, Bell Canada filed with the Canadian provincial securities regulatory authorities and with the U.S. Securities and Exchange Commission a new shelf prospectus (Shelf Prospectus) under which Bell Canada may issue, over a 25-month period, up to $4 billion of unsecured debt securities. On September 30, 2016, Bell Canada filed a new prospectus supplement (Prospectus Supplement) for the issue of up to $4 billion of unsecured MTN Debentures under the Shelf Prospectus. The Shelf Prospectus and Prospectus Supplement effectively replaced the 2014 Shelf Prospectus and 2015 Prospectus Supplement.

On February 27, 2017, Bell Canada issued, under the Shelf Prospectus and Prospectus Supplement, $1.5 billion of MTN Debentures, Series M-44 and Series M-45. The $1 billion of 2.70% MTN Debentures, Series M-44, due February 27, 2024, were issued at a price of $99.886 per $100 principal amount, and the $500 million of 4.45% MTN Debentures, Series M-45, due February 27, 2047, were issued at a price of $99.475 per $100 principal amount. The net proceeds of the offering are intended to be used principally to fund the cash component of the proposed acquisition of MTS, and to repay short-term debt.

Certain of Bell Canada’s trust indentures impose covenants that place limitations on the issuance of additional debt with a maturity date exceeding one year based on certain tests related to interest and asset coverage. In addition, Bell Canada is required, under certain conditions, to make an offer to repurchase all or, at the option of the holder thereof, any part of certain series of its debentures upon the occurrence of both a “Change of Control” of BCE or Bell Canada and a “Rating Event” relating to the relevant series of debentures. “Change of Control” and “Rating Event” are defined in the terms and conditions of the relevant series of debentures. Bell Canada is in compliance with all conditions and restrictions of its debt securities.

Bell Canada may issue short-term notes (Notes) under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $2.5 billion in Canadian or U.S. currency provided that at no time shall such maximum amount of Notes exceed $3.5 billion in Canadian currency, which equals the amount

20 BCE Inc. 2016 ANNUAL INFORMATION FORM

	5	Our capital structure

available under Bell Canada’s supporting committed lines of credit as of March 2, 2017. Such amounts reflect an increase of $500 million further to an increase in the size of the Canadian and U.S. commercial paper programs and amendments to Bell Canada’s committed lines of credit that became effective as of December 20, 2016. The sale of Notes pursuant to Bell Canada’s separate Canadian or U.S. program decreases the Canadian or U.S. $2.5 billion maximum principal amount of Notes authorized to be outstanding at any time under both programs, with one Canadian dollar being treated as equal to one U.S. dollar for purposes of this limitation. At March 2, 2017, Bell Canada had Notes outstanding under its U.S. program in the principal amount of U.S. $2,483 million (CAN $3,264 million when taking into account hedges with forward currency contracts against foreign currency fluctuations). As at the same date, no Notes were outstanding under Bell Canada’s Canadian program.

5.3 Ratings

Ratings generally address the ability of a company to repay principal and pay interest or dividends on issued and outstanding securities.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend partly on the quality of our credit ratings at the time capital is raised. Investment-grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment-grade. A ratings downgrade could result in adverse consequences for our funding capacity or our ability to access the capital markets.

As of March 2, 2017, BCE’s preferred shares are rated by DBRS Limited (DBRS) and Standard & Poor’s Ratings Services (Canada) (S&P), and Bell Canada’s debt securities are rated by DBRS, Moody’s Investors Service, Inc. (Moody’s) and S&P.

This section describes the credit ratings, as of March 2, 2017, for certain of the issued and outstanding securities of BCE and Bell Canada. These ratings provide investors with an independent measure of credit quality of an issue of securities. However, they are not recommendations to buy, sell or hold any of the securities referred to below, and they may be revised or withdrawn at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating.

In the last two years, we have paid rating agencies to assign ratings to BCE’s preferred shares as well as Bell Canada’s short-term and long-term debt securities. The fees paid to DBRS and S&P include access to their websites. In addition, we paid DBRS and Moody’s to assign ratings in connection with Bell Canada’s accounts receivable programs.

Ratings for BCE and Bell Canada securities

RATINGS FOR BELL CANADA SHORT-TERM DEBT SECURITIES

SHORT-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK
Bell Canada commercial paper	DBRS	R-2 (high)	4 out of 10
	Moody’s	P-2	2 out of 4
	S&P	A-1 (Low) (Canadian scale)	3 out of 8
		A-2 (Global scale)	3 out of 8

RATINGS FOR BELL CANADA LONG-TERM DEBT SECURITIES

LONG-TERM DEBT SECURITIES	RATING AGENCY	RATING	RANK
Bell Canada unsubordinated long-term debt	DBRS	BBB (high)	8 out of 26
	Moody’s	Baa1	8 out of 21
	S&P	BBB+	8 out of 22

Bell Canada subordinated long-term debt	DBRS	BBB (low)	10 out of 26
	Moody’s	Baa2	9 out of 21
	S&P	BBB	9 out of 22

RATINGS FOR BCE PREFERRED SHARES

PREFERRED SHARES	RATING AGENCY	RATING	RANK
BCE preferred shares	DBRS	Pfd-3	8 out of 16
	S&P	P-2 (Low) (Canadian scale)	6 out of 18
		BBB- (Global scale)	8 out of 20

BCE Inc. 2016 ANNUAL INFORMATION FORM 21

5	Our capital structure

As reflected above, following the announcement of the proposed acquisition of Q9 on August 8, 2016, DBRS downgraded Bell Canada’s debentures and MTN debentures rating to BBB (high) from A (low), subordinated debentures rating to BBB (low) from BBB and commercial paper rating to R-2 (high) from R-1 (low). DBRS also downgraded BCE Inc.’s preferred shares rating to Pfd-3 from Pfd-3 (high).

As of March 2, 2017, BCE and Bell Canada’s credit ratings have stable outlooks from DBRS, Moody’s and S&P.

General explanation

SHORT-TERM DEBT SECURITIES

The table below shows the range of credit ratings that each rating agency assigns to short-term debt instruments.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES	OF SECURITIES
	RATED	RATED
DBRS	R-1 (high)	D
Moody’s	P-1	NP
S&P (Canadian scale)	A-1 (High)	D
S&P (Global scale)	A-1+	D

The DBRS short-term debt rating scale provides an opinion on the risk that a borrower will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s short-term debt ratings are Moody’s opinions of the ability of issuers to meet short-term financial obligations. Short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

An S&P Canadian scale commercial paper rating and short-term debt rating indicates S&P’s assessment of whether the company can meet the financial commitments of a specific commercial paper program or other short-term financial instrument, compared to the debt servicing and repayment capacity of other companies in the relevant financial market.

LONG-TERM DEBT SECURITIES

The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES	OF SECURITIES
	RATED	RATED
DBRS	AAA	D
Moody’s	Aaa	C
S&P	AAA	D

The DBRS long-term debt rating scale provides an opinion on the risk of default; that is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s long-term debt ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

S&P’s long-term debt credit rating scale provides an assessment of the creditworthiness of a company in meeting a specific financial obligation, a specific class of financial obligations or a specific financial program. It takes into consideration the likelihood of payment; that is, the capacity and willingness of the company to meet its financial commitment on an obligation according to the terms of the obligation, among other factors.

PREFERRED SHARES

The table below describes the range of credit ratings that each rating agency assigns to preferred shares.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES	OF SECURITIES
	RATED	RATED
DBRS	Pfd-1 (high)	D
S&P (Canadian scale)	P-1 (High)	D
S&P (Global scale)	AA	D

The DBRS preferred share rating scale indicates its assessment of the risk that a borrower may not be able to meet its full obligation to pay dividends and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

S&P’s preferred share rating is an assessment of the creditworthiness of a company in meeting a specific preferred share obligation issued in the relevant market, compared to preferred shares issued by other issuers in the relevant market.

22 BCE Inc. 2016 ANNUAL INFORMATION FORM

	5	Our capital structure

Explanation of rating categories received for our securities

The following descriptions of the rating categories received for our securities have been published by the applicable rating agencies.

These descriptions and the corresponding rating categories are subject to change by the rating agencies.

RATING AGENCY	DESCRIPTION OF SECURITIES	RATING CATEGORY	EXPLANATION OF RATING CATEGORY RECEIVED
DBRS	Short-term debt	R-2 (high)	upper end of adequate credit quality
capacity for the payment of short-term financial obligations as they fall due is acceptable may be vulnerable to future events
	Long-term debt	BBB (high)	adequate credit quality
capacity for the payment of financial obligations is considered acceptable may be vulnerable to future events
	Long-term subordinated debt	BBB (low)	adequate credit quality
capacity for the payment of financial obligations is considered acceptable may be vulnerable to future events
	Preferred shares	Pfd-3	adequate credit quality
protection of dividends and principal is still considered acceptable, but the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Generally, companies with Pfd-3 ratings have senior bonds rated in the higher end of the BBB category
Moody’s	Short-term debt	P-2	a strong ability to repay short-term debt obligations
	Long-term debt	Baa	subject to moderate credit risk
considered medium-grade and may have certain speculative characteristics
S&P	Short-term debt	A-1 (Low) (Canadian scale)	satisfactory capacity of the company to fulfill its financial commitment on the obligation
		A-2 (Global scale)	somewhat more susceptible to changing circumstances and economic conditions than obligations rated higher
	Long-term debt	BBB	adequate protection parameters
adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the company to meet its financial commitments
	Preferred shares	P-2 (Canadian scale)	adequate protection parameters
		BBB (Global scale)	adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitments

BCE Inc. 2016 ANNUAL INFORMATION FORM 23

5	Our capital structure

5.4 Trading of our securities

The common and first preferred shares of BCE are listed on the TSX under the respective symbols set out in the tables below. BCE’s common shares are also listed on the New York Stock Exchange (NYSE) under the symbol BCE.

The tables below and on the next page show the range in share price per month and volume traded on the TSX in 2016 for BCE’s common shares and each series of BCE’s first preferred shares.

		FIRST PREFERRED SHARES
	COMMON SHARES (BCE)	SERIES R (BCE.PR.R)	SERIES S (BCE.PR.S)	SERIES T (BCE.PR.T)	SERIES Y (BCE.PR.Y)	SERIES Z (BCE.PR.Z)	SERIES AA (BCE.PR.A)	SERIES AB (BCE.PR.B)	SERIES AC (BCE.PR.C)	SERIES AD (BCE.PR.D)
January 2016
High	$56.820	$17.460	$13.700	$14.240	$13.780	$14.000	$14.750	$13.800	$15.230	$13.960
Low	$52.380	$14.800	$11.800	$11.700	$11.620	$11.850	$12.170	$11.850	$13.020	$11.910
Volume	33,510,929	229,758	113,237	126,456	184,837	71,832	126,260	116,472	149,268	199,422
February 2016
High	$59.190	$16.850	$13.060	$13.020	$13.250	$13.000	$13.990	$13.410	$14.850	$13.400
Low	$55.700	$15.900	$11.950	$12.000	$12.110	$11.700	$12.510	$12.180	$13.080	$11.950
Volume	33,613,044	105,632	106,825	206,632	86,058	105,592	94,802	95,552	91,747	183,665
March 2016
High	$59.850	$16.990	$14.500	$14.400	$14.510	$13.900	$14.650	$14.570	$14.830	$14.500
Low	$56.690	$16.300	$12.880	$12.950	$12.650	$12.540	$13.300	$13.200	$13.700	$12.610
Volume	36,141,068	112,985	58,108	55,400	285,081	35,616	1,292,842	351,270	117,432	336,850
April 2016
High	$60.390	$17.710	$14.520	$14.500	$14.600	$14.570	$14.590	$14.510	$14.900	$14.450
Low	$57.810	$16.550	$14.100	$13.780	$14.050	$13.650	$13.780	$14.050	$14.340	$13.990
Volume	25,586,744	210,945	51,045	72,921	70,042	67,937	197,385	74,797	67,641	154,086
May 2016
High	$61.100	$17.500	$14.340	$14.570	$14.510	$14.130	$14.230	$14.410	$14.600	$14.400
Low	$58.200	$17.010	$13.800	$13.610	$13.870	$13.450	$13.500	$13.910	$14.080	$13.850
Volume	28,216,922	137,860	71,671	96,739	134,175	47,112	415,537	126,322	84,984	221,401
June 2016
High	$61.480	$19.430	$14.330	$14.470	$14.400	$14.010	$14.250	$14.480	$14.500	$14.290
Low	$58.320	$17.090	$13.660	$13.650	$13.590	$13.450	$13.500	$13.610	$13.650	$13.550
Volume	30,261,000	199,030	144,499	48,951	349,392	29,028	137,656	177,705	103,035	133,155
July 2016
High	$63.405	$18.800	$14.080	$14.490	$14.190	$14.050	$14.580	$14.350	$14.990	$14.110
Low	$61.040	$17.600	$13.560	$13.690	$13.580	$13.540	$13.735	$13.530	$14.200	$13.490
Volume	18,867,525	235,091	112,571	52,520	131,034	36,591	141,047	122,925	104,595	180,004
August 2016
High	$63.380	$18.840	$14.580	$14.790	$14.800	$14.550	$14.810	$14.750	$14.980	$14.780
Low	$61.110	$17.320	$13.830	$14.090	$14.000	$13.900	$13.990	$13.940	$14.460	$13.820
Volume	18,419,508	76,080	121,920	48,961	85,335	28,925	140,025	106,383	64,724	214,653
September 2016
High	$62.200	$17.990	$14.250	$14.440	$14.380	$14.710	$14.370	$14.500	$14.580	$14.430
Low	$59.510	$17.240	$13.970	$14.030	$14.060	$13.890	$13.900	$14.040	$14.210	$14.080
Volume	24,663,569	201,606	102,967	108,036	210,779	38,697	627,998	124,078	90,633	314,403
October 2016
High	$61.170	$18.220	$14.450	$15.150	$14.490	$14.490	$14.750	$14.500	$15.250	$14.500
Low	$59.160	$17.260	$14.160	$14.170	$14.140	$14.140	$14.160	$14.150	$14.370	$14.200
Volume	21,176,645	84,783	46,949	60,435	96,965	22,646	116,933	397,835	238,273	160,114
November 2016
High	$60.900	$17.520	$14.630	$14.980	$14.580	$14.580	$14.710	$14.690	$15.000	$14.650
Low	$56.800	$16.400	$14.250	$14.430	$14.110	$14.220	$14.200	$14.250	$14.380	$14.250
Volume	28,394,930	114,051	126,046	88,912	470,292	55,310	246,578	266,517	224,265	557,674
December 2016
High	$58.940	$17.680	$15.310	$15.200	$15.380	$15.200	$15.530	$15.330	$15.910	$15.300
Low	$56.920	$16.550	$14.320	$14.360	$14.390	$14.320	$14.320	$14.360	$14.650	$14.390
Volume	31,750,278	138,233	114,139	107,067	183,782	70,563	273,179	273,980	225,254	384,204

24 BCE Inc. 2016 ANNUAL INFORMATION FORM

	5	Our capital structure

	FIRST PREFERRED SHARES
	SERIES AE (BCE.PR.E)	SERIES AF (BCE.PR.F)	SERIES AG (BCE.PR.G)	SERIES AH (BCE.PR.H)	SERIES AI (BCE.PR.I)	SERIES AJ (BCE.PR.J)	SERIES AK (BCE.PR.K)	SERIES AM (BCE.PR.M)	SERIES AN (BCE.PR.N)	SERIES AO (BCE.PR.O)	SERIES AQ (BCE.PR.Q)
January 2016
High	$13.720	$13.800	$13.810	$13.600	$13.620	$13.750	$15.000	$15.810	–	$22.500	$21.700
Low	$11.320	$11.510	$11.700	$11.750	$11.690	$11.870	$11.310	$11.510	–	$16.900	$16.250
Volume	64,196	138,152	250,708	71,396	294,553	63,302	816,657	284,820	–	111,942	165,398
February 2016
High	$13.290	$13.870	$13.185	$13.000	$12.970	$13.130	$12.690	$13.600	–	$18.950	$17.970
Low	$12.330	$12.410	$12.000	$12.010	$11.900	$11.800	$10.990	$11.960	–	$17.270	$16.280
Volume	57,910	311,226	182,037	74,333	147,503	67,712	1,116,734	415,442	–	79,280	121,830
March 2016
High	$14.430	$14.900	$14.320	$14.350	$14.070	$14.380	$13.730	$14.000	–	$18.950	$18.000
Low	$13.000	$13.280	$12.800	$12.900	$12.600	$13.000	$11.300	$12.060	–	$17.110	$16.040
Volume	422,322	160,784	467,442	64,555	130,306	46,849	870,476	850,202	–	171,130	154,122
April 2016
High	$14.500	$14.550	$14.510	$14.940	$14.380	$14.450	$14.450	$14.980	$14.510	$20.580	$19.200
Low	$13.850	$13.690	$13.300	$13.800	$13.500	$13.960	$13.000	$13.640	$12.310	$18.750	$17.630
Volume	177,600	95,015	344,653	202,663	96,202	42,130	578,967	413,329	13,580	71,540	78,002
May 2016
High	$14.370	$14.400	$13.740	$14.290	$14.150	$14.240	$14.470	$15.180	$14.200	$20.600	$19.500
Low	$13.740	$13.600	$13.250	$13.850	$13.640	$13.800	$13.630	$14.200	$13.020	$19.540	$18.600
Volume	100,989	191,481	258,254	280,915	204,073	48,071	589,975	119,316	16,553	169,478	87,169
June 2016
High	$14.300	$14.250	$13.740	$14.170	$14.230	$14.240	$14.150	$14.620	$14.350	$20.610	$19.460
Low	$13.630	$13.210	$12.840	$13.520	$13.450	$13.600	$12.400	$13.210	$12.280	$19.860	$18.060
Volume	72,940	138,382	188,701	637,062	186,892	33,204	661,535	159,234	35,290	124,028	87,155
July 2016
High	$14.110	$14.450	$13.750	$14.110	$13.890	$14.150	$13.900	$15.200	$14.000	$21.260	$19.610
Low	$13.470	$13.580	$13.100	$13.480	$13.340	$13.400	$12.810	$13.500	$12.990	$19.720	$18.150
Volume	89,453	114,702	544,209	250,574	149,291	101,674	472,414	181,834	32,102	144,321	108,499
August 2016
High	$14.630	$14.870	$14.540	$14.690	$14.440	$14.590	$14.500	$15.890	$14.320	$22.300	$20.600
Low	$13.900	$14.160	$13.560	$13.930	$13.620	$13.860	$13.600	$14.970	$13.500	$20.860	$19.370
Volume	105,867	84,593	128,357	275,023	92,129	58,929	672,380	282,735	57,452	177,930	83,675
September 2016
High	$14.300	$14.470	$14.260	$14.250	$13.850	$14.290	$14.290	$15.570	$14.450	$21.220	$20.080
Low	$13.970	$13.990	$13.800	$13.960	$13.500	$13.980	$13.500	$14.980	$13.750	$20.650	$19.280
Volume	536,642	125,612	269,139	207,256	442,626	166,001	686,972	179,210	20,693	68,602	231,865
October 2016
High	$14.550	$14.790	$14.200	$14.540	$14.080	$14.460	$14.590	$15.470	$14.350	$21.410	$20.470
Low	$14.080	$14.160	$13.660	$14.120	$13.510	$14.140	$13.900	$14.730	$14.030	$20.730	$19.790
Volume	108,008	275,649	146,323	195,144	476,333	229,861	711,128	296,746	20,661	122,235	296,204
November 2016
High	$14.680	$14.720	$14.140	$14.560	$14.150	$14.550	$15.060	$15.630	$15.440	$21.600	$21.030
Low	$14.200	$14.160	$13.640	$14.000	$13.670	$14.200	$13.990	$14.950	$14.140	$20.850	$19.810
Volume	372,565	424,282	94,845	270,107	89,774	281,441	666,100	166,234	22,300	225,721	402,060
December 2016
High	$15.560	$15.250	$14.350	$15.230	$14.350	$15.200	$15.430	$15.850	$15.200	$22.350	$21.510
Low	$14.250	$14.310	$13.660	$14.170	$13.540	$14.100	$14.230	$14.930	$14.000	$20.750	$19.980
Volume	252,502	198,032	145,703	320,658	175,918	278,478	1,160,326	215,498	68,033	222,707	262,860

BCE Inc. 2016 ANNUAL INFORMATION FORM 25

6	Dividends and dividend payout policy

6 Dividends and dividend payout policy

The board of directors of BCE reviews from time to time the adequacy of BCE’s common share dividend payout policy. BCE’s common share dividend payout policy is currently set to a target dividend payout ratio(1) of 65% to 75% of free cash flow(1). Our objective is to seek to achieve dividend growth while maintaining our dividend payout ratio within the target range and balancing our strategic business priorities, including continuing to invest in strategic wireline and wireless network infrastructure and maintaining investment-grade credit ratings. For additional information, refer to section 1.4, Capital markets strategy of the BCE 2016 MD&A, on pages 34 to 36 of the BCE 2016 Annual Report.

BCE’s dividend payout policy and the declaration of dividends are subject to the discretion of BCE’s board of directors and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained or that dividends will be declared.

The table below describes the increases in BCE’s common share dividend starting with the quarterly dividend payable on April 15, 2014.

DATE OF ANNOUNCEMENT	AMOUNT OF INCREASE	EFFECTIVE DATE
February 6, 2014	6.0% (from $2.33 per share to $2.47 per share)	Quarterly dividend payable on April 15, 2014
February 5, 2015	5.3% (from $2.47 per share to $2.60 per share)	Quarterly dividend payable on April 15, 2015
February 4, 2016	5.0% (from $2.60 per share to $2.73 per share)	Quarterly dividend payable on April 15, 2016
February 2, 2017	5.1% (from $2.73 per share to $2.87 per share)	Quarterly dividend payable on April 15, 2017

Dividends on BCE’s first preferred shares are, if declared, payable quarterly, except for dividends on Series S, Series Y, Series AB, Series AD, Series AE, Series AH and Series AJ first preferred shares, which, if declared, are payable monthly.

The table below shows the amount of cash dividends declared per BCE common share and per Series R, Series S, Series T, Series Y, Series Z, Series AA, Series AB, Series AC, Series AD, Series AE, Series AF, Series AG, Series AH, Series AI, Series AJ, Series AK, Series AM, Series AN, Series AO and Series AQ first preferred share for 2016, 2015 and 2014.

	2016	2015	2014
Common shares	$2.73	$2.60	$2.47
First preferred shares
Series R	$1.0325	$1.10	$1.1225
Series S	$0.675	$0.69216	$0.75
Series T	$0.824875	$0.84825	$0.84825
Series Y	$0.675	$0.69216	$0.75
Series Z	$0.788	$0.788	$0.788
Series AA	$0.8625	$0.8625	$0.8625
Series AB	$0.675	$0.69216	$0.75
Series AC	$0.88752	$0.88752	$0.88752
Series AD	$0.675	$0.69216	$0.75
Series AE	$0.675	$0.69216	$0.75
Series AF	$0.7775	$0.7775	$1.13525
Series AG	$0.80625	$1.125	$1.125
Series AH	$0.675	$0.69216	$0.75
Series AI	$0.8625	$1.0375	$1.0375
Series AJ	$0.675	$0.69216	$0.75
Series AK	$1.03752	$1.03752	$1.03752
Series AM	$0.821375	$1.2125	$0.303125	(2)
Series AN	$0.48868	–	–
Series AO	$1.1375	$1.1375	$0.284375	(2)
Series AQ	$1.061	$1.0625	$0.265625	(2)

(1)	The terms free cash flow and dividend payout ratio do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to non-controlling interest. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.
(2)	Between September 24, 2014 and November 1, 2014, BCE issued Series AM, Series AO and Series AQ first preferred shares in exchange for the issued and outstanding preferred shares of Prefco.

26 BCE Inc. 2016 ANNUAL INFORMATION FORM

	7	Our directors and executive officers

7 Our directors and executive officers

7.1 Directors

The table below lists BCE’s directors, where they lived, the date they were elected or appointed and their principal occupation on March 2, 2017.

Under BCE’s by-laws, each director holds office until the earlier of the next annual shareholder meeting or his or her resignation.

DIRECTORS
NAME, PROVINCE/STATE AND COUNTRY OF RESIDENCE	DATE ELECTED OR APPOINTED TO THE BCE BOARD	PRINCIPAL OCCUPATION ON MARCH 2, 2017
Barry K. Allen, Florida, United States	May 2009	Operating Partner, Providence Equity Partners LLC (a private equity firm focused on media, entertainment, communications and information investments), since September 2007
Ronald A. Brenneman, Alberta, Canada	November 2003	Corporate director, since March 2010
Sophie Brochu, Québec, Canada	May 2010	President and Chief Executive Officer, Gaz Métro (a diversified energy company), since February 2007
Robert E. Brown, Québec, Canada	May 2009	Corporate director, since October 2009
George A. Cope, Ontario, Canada	July 2008	President and Chief Executive Officer, BCE and Bell Canada, since July 2008
David F. Denison, FCPA, FCA, Ontario, Canada	October 2012	Corporate director, since June 2012, and Chartered Professional Accountant
Robert P. Dexter, Nova Scotia, Canada	November 2014	Chair and Chief Executive Officer of Maritime Travel Inc. (an integrated travel company), since July 1979
Ian Greenberg, Québec, Canada	July 2013	Corporate director, since July 2013
Katherine Lee, Ontario, Canada	August 2015	Chief Executive Officer of 3 Angels Holdings Limited (a real estate holding company), since April 2016, and Chartered Professional Accountant
Monique F. Leroux, C.M., O.Q., FCPA, FCA,(1) Québec, Canada	April 2016	Corporate director, since April 2016, and Chartered Professional Accountant
Gordon M. Nixon, Ontario, Canada	November 2014	Chair of the board of directors, BCE and Bell Canada, since April 2016, and corporate director, since September 2014
Calin Rovinescu, Québec, Canada	April 2016	President and Chief Executive Officer, Air Canada (an airline), since April 2009
Robert C. Simmonds, Ontario, Canada	May 2011	Chair, Lenbrook Corporation (a national distributor of electronics components and radio products), since April 2002
Paul R. Weiss, FCPA, FCA, Ontario, Canada	May 2009	Corporate director, since April 2008, and Chartered Professional Accountant

(1)	Monique F. Leroux was a director of Quebecor World Inc. for part of the 12 months before Quebecor World Inc. applied for and received protection under the Companies’ Creditors Arrangement Act on January 21, 2008 (from 2004 until 2007). Quebecor World Inc. implemented a restructuring plan approved by its creditors in 2009, after obtaining a court order authorizing it.

Past occupation

All of BCE’s directors have held the positions listed above or other executive positions with the same or associated firms or organizations during the past five years or longer, except for the directors listed below.

DIRECTORS	PAST OCCUPATION
David F. Denison, FCPA, FCA	President and Chief Executive Officer of the Canada Pension Plan Investment Board (an investment management organization), from 2005 to June 2012
Ian Greenberg	President and Chief Executive Officer of Astral (a media company), from 1995 until July 2013
Katherine Lee	President and Chief Executive Officer of GE Capital Canada (a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors), from 2010 to February 2015
Monique F. Leroux, C.M., O.Q., FCPA, FCA	Chair, President and Chief Executive Officer of Desjardins Group (the leading cooperative financial group in Canada), from 2008 to April 2016
Gordon M. Nixon	President and Chief Executive Officer of Royal Bank of Canada (a chartered bank), from 2001 until August 2014

BCE Inc. 2016 ANNUAL INFORMATION FORM 27

7	Our directors and executive officers

Committees of the board

The table below lists the committees of BCE’s board of directors and their members on March 2, 2017.

COMMITTEES	MEMBERS
Audit	Paul R. Weiss (Chair) David F. Denison, Robert P. Dexter, Ian Greenberg, Katherine Lee, Monique F. Leroux, Robert C. Simmonds
Corporate Governance	Robert E. Brown (Chair) Barry K. Allen, Sophie Brochu, Monique F. Leroux, Robert C. Simmonds
Management Resources and Compensation	Ronald A. Brenneman (Chair) Barry K. Allen, Sophie Brochu, Robert E. Brown, Ian Greenberg, Calin Rovinescu
Pension Fund	David F. Denison (Chair) Ronald A. Brenneman, Robert P. Dexter, Katherine Lee, Calin Rovinescu, Paul R. Weiss

7.2 Executive officers

The table below lists BCE’s and Bell Canada’s executive officers, where they lived and the office they held at BCE and/or Bell Canada on March 2, 2017.

NAME	PROVINCE AND COUNTRY OF RESIDENCE	OFFICE HELD AT BCE/BELL CANADA
Mirko Bibic	Ontario, Canada	Chief Legal & Regulatory Officer and Executive Vice-President, Corporate Development (BCE and Bell Canada)
Charles W. Brown	Ontario, Canada	President – The Source (Bell Canada)
Michael Cole	Ontario, Canada	Executive Vice-President and Chief Information Officer (Bell Canada)
George A. Cope	Ontario, Canada	President and Chief Executive Officer (BCE and Bell Canada)
Stephen Howe	Ontario, Canada	Executive Vice-President and Chief Technology Officer (Bell Canada)
Rizwan Jamal	Ontario, Canada	President – Bell Residential & Small Business (Bell Canada)
Blaik Kirby	Ontario, Canada	President – Bell Mobility (Bell Canada)
Glen LeBlanc	Nova Scotia, Canada	Executive Vice-President and Chief Financial Officer (BCE and Bell Canada)
Bernard le Duc	Ontario, Canada	Executive Vice-President – Corporate Services (BCE and Bell Canada)
Randy Lennox(1)	Ontario, Canada	President, Bell Media (Bell Canada)
Thomas Little	Ontario, Canada	President – Bell Business Markets (Bell Canada)
Wade Oosterman	Ontario, Canada	Group President (BCE and Bell Canada)
Martine Turcotte	Québec, Canada	Vice Chair – Québec (BCE and Bell Canada)
John Watson	Ontario, Canada	Executive Vice-President – Customer Experience (Bell Canada)

(1)	Randy Lennox was appointed as President, Bell Media on February 27, 2017 following the departure of Mary Ann Turcke on the same day.

Past occupation

All of our executive officers have held their present positions or other executive positions with BCE or Bell Canada during the past five years or longer, except for:

NAME	PAST OCCUPATION
Glen LeBlanc	Executive Vice-President and Chief Financial Officer of Bell Aliant Inc. from 2010 until December 2014
Randy Lennox	President and Chief Executive Officer of Universal Music Canada from 1998 to August 2015

7.3 Directors’ and executive officers’ share ownership

As at December 31, 2016, BCE’s directors and executive officers as a group beneficially owned, or exercised control or direction over, directly or indirectly, 728,545 common shares (or 0.1%) of BCE.

28 BCE Inc. 2016 ANNUAL INFORMATION FORM

	8	Legal proceedings

8 Legal proceedings

In the ordinary course of our business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. This section describes important legal proceedings in which we were involved as at March 2, 2017. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 2, 2017, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements or operations. We believe that we have strong defences and we intend to vigorously defend our positions.

Purported class actions concerning promotional pricing

On July 4, 2016, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and 23 other defendants (including telecommunications companies, banks and other service providers) on behalf of all customers in Québec who, since July 4, 2013, were provided a service either for free or at a discounted price for a fixed period of time, after which a regular price applied unless the customers sent a notice indicating that they did not wish to obtain the service at the regular price (regardless of the disclosure made to customers of the temporary nature of the fee or discounted period). The plaintiff alleges that the practice of requiring customers to proactively send a notice to refuse the regular pricing violates the Québec Consumer Protection Act. The action seeks unspecified compensatory damages as well as punitive damages. The action has not yet been authorized as a class action.

Patent infringement lawsuit concerning 4G LTE wireless communications systems

On February 18, 2016, a claim was filed in the Federal Court against Bell Canada and BCE Inc. by Wi-LAN Inc. The claim alleges that the defendants, by making, using and selling 4G LTE wireless communications systems, including wireless products and services, infringe three patents owned by Wi-LAN Inc. This claim seeks declaratory and injunctive relief as well as unspecified damages or an accounting of profits. On June 9, 2016, the claim was amended to remove Bell Canada and BCE Inc. as defendants and add Bell Mobility as the sole defendant. The defendant intends to exercise all available indemnity recourses from third parties that provide the intellectual property upon which the defendant’s wireless communications systems are based.

Purported class action concerning service fee modifications

On November 27, 2015, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada, Bell ExpressVu and Bell Mobility on behalf of all consumers whose monthly fees for wireline telephone services, Internet services, Fibe TV services, satellite TV services or wireless postpaid services were unilaterally modified at any time since November 2012. The plaintiff alleges that the notices provided by the defendants of the price increases or reductions of the bundle discount were not compliant under the Québec Consumer Protection Act. The action seeks the reimbursement, since November 2012, of the monthly price increases and/or reductions of the bundle discount, and payment of punitive damages in the amount of $100 per class member. The action has not yet been authorized as a class action. The authorization hearing was heard on February 2 and 3, 2017.

Purported class action concerning relevant advertisements initiative

On April 14 and 16, 2015, respectively, an application for authorization to institute a class action was filed against Bell Canada and Bell Mobility in the Québec Superior Court and a statement of claim was filed against Bell Canada and Bell Mobility pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court (collectively, the Actions). Together, the Actions seek to certify a national class consisting of Bell Mobility customers who subscribed to mobile data services between November 16, 2013 and April 13, 2015. The plaintiffs seek damages for breach of contract, breach of the Telecommunications Act, breach of the Québec Consumer Protection Act, intrusion upon seclusion and waiver of tort resulting from Bell Canada’s and Bell Mobility’s alleged unauthorized use and disclosure of personal information pursuant to their “Relevant Advertisements Initiative”. Unspecified punitive damages are also sought in the Québec action. The Actions have not yet been certified as class actions.

Purported class action concerning cellular usage and health risk

In July 2013, BCE Inc., Bell Canada, Bell Mobility and Bell Aliant Inc. (subsequently replaced by Bell Aliant LP and now Bell Mobility as successor to the Bell Aliant LP wireless business) were served with a statement of claim previously filed pursuant to the Class Proceedings Act (British Columbia) in the Supreme Court of British Columbia. The action was brought against more than 25 defendants, including wireless carriers and device manufacturers, and seeks certification of a national class encompassing all persons in Canada, including their estates and spouses, who have used cellular phones next to their heads for a total of at least 1,600 hours. The purported class action also seeks certification of a subclass of such persons who have been diagnosed with a brain tumour (as well as their estates and spouses). The statement of claim alleges that the defendants that are wireless carriers are liable to the purported class on the basis of, among other things, negligence in the design and testing of cellular phones, failure to warn about the health risks associated with cellular phones, negligent misrepresentation, deceit, breach of warranty and breach of competition, consumer protection and trade practices legislation. The plaintiffs seek unspecified damages, including reimbursement of defendants’ revenue earned from selling cellular phones to class members, and punitive damages. The lawsuit has not yet been certified as a class action. On September 3, 2014, the Supreme Court of British Columbia ordered the removal of BCE Inc. and Bell Canada as defendants.

BCE Inc. 2016 ANNUAL INFORMATION FORM 29

8	Legal proceedings

IP Infringement lawsuits concerning IPTV systems

On April 23, 2013, a claim was filed in the Federal Court against Bell Canada and Bell Aliant LP (now Bell Canada) by Mediatube Corp. and NorthVu Inc. The claim alleges that the defendants, through their development and use of IPTV systems, infringed on a patent owned by NorthVu Inc. and licensed to Mediatube Corp. In addition to declaratory and injunctive relief, the plaintiffs seek damages in the form of unpaid royalties in relation to the defendants’ revenues from their IPTV services (the plaintiffs estimate that the monetary value of these royalties by the time of trial will exceed $350 million) or an accounting of the defendants’ profits, as well as punitive damages. On January 4, 2017, the Federal Court dismissed the action on the basis that Bell Canada did not infringe the patent and that the claims of punitive damages were without merit. On February 3, 2017, the plaintiffs filed with the Federal Court of Appeal a notice of appeal of the decision. Bell Canada intends to exercise all available indemnity recourses from third parties that provide the intellectual property upon which its IPTV services are based.

On April 2, 2014, a claim was filed in the Federal Court against Bell Canada, Bell Aliant LP (now Bell Canada) and Telus Communications Company by Two-Way Media Ltd. The claim alleges that the defendants, by making, constructing, using and selling their IPTV systems, infringed on patents owned by Two-Way Media Ltd. In addition to declaratory and injunctive relief, the plaintiffs seek unspecified damages or an accounting of the defendants’ profits, as well as punitive damages. In October 2014, the defendants filed a counterclaim seeking a declaration that the patent of Two-Way Media is invalid. Trial has been scheduled to begin in April 2017. Bell Canada intends to exercise all available indemnity recourses from third parties that provide the intellectual property upon which its IPTV services are based.

Class actions concerning increase to late payment charges

On October 28, 2010, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada and Bell Mobility on behalf of all physical persons and companies of 50 employees or less in Canada who were billed late payment charges since June 2010. The plaintiffs allege that the increase by Bell Canada and Bell Mobility of the late payment charge imposed on customers who fail to pay their invoices by the due date from 2% to 3% per month is invalid. The action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges in excess of 2% per month to the members of the class. In addition to the reimbursement of such amounts, the action also seeks payment of general and punitive damages by Bell Canada and Bell Mobility. On December 16, 2011, the court authorized the action but limited the class members to residents of the province of Québec with respect to home phone, wireless and Internet services. On October 31, 2016, the Superior Court decided, following the defendants’ motion to challenge the court’s jurisdiction, to retain jurisdiction on the case and defer to the merits any constitutional arguments to be presented. On January 20, 2017, the Québec Court of Appeal granted to the defendants leave to appeal the Superior Court’s decision.

On January 10, 2012, another motion to obtain the authorization to institute a class action was filed in the Québec Superior Court against Bell ExpressVu with respect to TV services. The plaintiff sought authorization to file a class action based on a cause of action alleged to be identical to the one described in the motion filed on October 28, 2010. On December 10, 2013, the motion was amended to, among other matters, add Bell Canada as defendant. On December 19, 2014, this action was authorized to proceed as a class action.

Purported class action concerning dividends

On June 30, 2007, BCE Inc. announced that it had entered into a definitive agreement (the Definitive Agreement) providing for its proposed privatization (the BCE Privatization) by an investor group. On July 4, 2008, the Definitive Agreement was amended to, among other matters, extend the outside date of the transaction and provide that BCE Inc. would not pay dividends on its common shares until completion of the BCE Privatization. On December 11, 2008, BCE Inc. announced that the proposed BCE Privatization would not proceed.

On October 24, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against BCE Inc. and members of the investor group on behalf of persons or entities who held common shares of BCE Inc. between August 8, 2007 and July 4, 2008. The plaintiffs alleged, among other things, that by suspending the payment of dividends to common shareholders and amending the Definitive Agreement without shareholder approval, BCE Inc. violated its by-laws and articles, its dividend policy, the Definitive Agreement, the Canada Business Corporations Act and the March 7, 2008 order of the Québec Superior Court approving the plan of arrangement of BCE Inc. giving effect to the proposed BCE Privatization. The plaintiffs also alleged that BCE Inc. acted in an oppressive manner. The action sought, among other things and in addition to unquantified damages, the payment of dividends for the second and third quarters of 2008. The statement of claim alleged that class members suffered damages of at least $588 million. On May 2, 2016, the plaintiffs filed with the Saskatchewan Court of Queen’s Bench a discontinuance of their claim. Accordingly, this purported class action is now concluded.

Class actions concerning rounding-up of minutes

On July 25, 2008, a class action was filed against BCE Inc. in the Ontario Superior Court of Justice on behalf of all its residential long distance customers in Canada who, since July 2002, have had their call times rounded up to the next full minute for billing purposes (the First Rounding-Up Action). On August 18, 2008, a similar class action (the Second Rounding-Up Action) was filed against Bell Mobility in the same court on behalf of all Canadian Bell Mobility customers who, since July 2002, have had their wireless airtime rounded up to the next full minute. Both actions allege that BCE Inc. and Bell Mobility misrepresented and did not disclose that they round up to the next full minute when calculating long distance call time or wireless airtime. The class actions seek reimbursement of all amounts received by BCE Inc. and Bell Mobility as a result of the rounded-up portion of per minute charges for residential long distance calls and wireless airtime. Each action originally claimed general damages of $20 million, costs of $1 million for administering the distribution of damages and $5 million in punitive damages.

30 BCE Inc. 2016 ANNUAL INFORMATION FORM

	8	Legal proceedings

On January 15, 2014, the Second Rounding-Up Action was amended to include an allegation of breach of contract and increase claimed general damages to $500 million and claimed punitive damages to $20 million, without setting out the basis for the increases. The Second Rounding-Up Action was certified by the Ontario Superior Court on November 25, 2014, for the period between August 18, 2006 and October 1, 2009. On December 17, 2015, Bell Mobility’s motion for leave to appeal the decision in the Ontario Divisional Court was denied and, as such, the claim will proceed on the merits on a national class basis.

The First Rounding-Up Action has not yet been certified as a class action.

Purported class action concerning 911 fees

On June 26, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against communications service providers, including Bell Mobility and Bell Aliant LP (now Bell Mobility as successor to the Bell Aliant LP wireless business), on behalf of certain alleged customers. The action also named BCE Inc. and Bell Canada as defendants. The statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation and collusion in connection with certain “911 fees” invoiced by communications service providers to their customers. The plaintiffs seek unspecified damages and punitive damages and an accounting and constructive trust of the “911 fees” collected. The action seeks certification of a national class encompassing all customers of communications service providers wherever resident in Canada. On July 22, 2013, the plaintiffs delivered an amended statement of claim which removed BCE Inc. and Bell Canada as defendants, and added claims for unjust enrichment and breaches of provincial consumer protection legislation and the Competition Act. The lawsuit has not yet been certified as a class action.

Class action concerning wireless system access fees

On August 9, 2004, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against wireless service providers, including Bell Mobility and Bell Aliant LP (now Bell Mobility as successor to the Bell Aliant LP wireless business), on behalf of certain alleged customers (the Initial Action). This statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion in connection with certain system access fees and system licensing charges invoiced by wireless communications service providers to their customers. The plaintiffs are seeking unspecified general and punitive damages. On September 17, 2007, the court granted certification, on the ground of unjust enrichment only, of a national class encompassing all customers of the defendant wireless service providers wherever resident in Canada. This action is now proceeding as a national class action on the merits against the defendants on the basis of an opt-out class in Saskatchewan and an opt-in class elsewhere in Canada.

On July 27, 2009, a new statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against wireless service providers, including Bell Mobility, Bell Aliant LP and Bell Aliant Regional Communications Inc. (now Bell Mobility as successor to the Bell Aliant LP and Bell Aliant Regional Communications Inc. wireless business), on behalf of certain alleged customers (the Second Action). The statement of claim for the Second Action was based on alleged facts similar to those in the Initial Action. On June 7, 2016, the plaintiffs filed with the court a discontinuance of their claim. Accordingly, this purported class action is now concluded.

On December 16, 2011, a new proceeding was filed in the Supreme Court of British Columbia against several telecommunications service providers, including BCE Inc. and Bell Mobility. The claim was similar to the Initial Action. The relief sought included an injunction restraining the alleged misrepresentation, an order for restoration or disgorgement of the system access fees revenue and punitive damages. On February 11, 2016, the Supreme Court of Canada denied the plaintiff’s application for leave to appeal the decision of the Court of Appeal of British Columbia, which denied the plaintiff’s appeal of the lower court’s decision to dismiss the plaintiff’s certification motion. Accordingly, this purported class action is now concluded.

Other

We are subject to other claims and legal proceedings considered normal in the ordinary course of our current and past operations, including class actions, employment-related disputes, contract disputes and customer disputes. In some claims and legal proceedings, the claimant seeks damages as well as other relief which, if granted, could require substantial expenditures on our part or could result in changes to our business practices.

BCE Inc. 2016 ANNUAL INFORMATION FORM 31

12	For more information	11	Transfer agent and registrar	10	Interest of experts	9	Interest of management and others in material transactions

9 Interest of management and others in material transactions

To the best of our knowledge, there were no directors or executive officers or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected us or is reasonably expected to materially affect us.

10 Interest of experts

Deloitte LLP prepared the Report of independent registered public accounting firm in respect of our audited consolidated financial statements and the Report of independent registered public accounting firm in respect of our internal control over financial reporting. Deloitte LLP is independent of BCE within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and the rules and standards of the Public Company Accounting Oversight Board (PCAOB) (U.S.) and the securities laws and regulations administered by the U.S. Securities and Exchange Commission.

11 Transfer agent and registrar

The transfer agent and registrar for the common shares and preferred shares of BCE in Canada is CST Trust Company, at its principal offices in Montréal, Québec; Toronto, Ontario; Calgary, Alberta; and Vancouver, British Columbia; and in the U.S. is American Stock Transfer & Trust Company, LLC at its principal office in Brooklyn, New York.

The register for Bell Canada’s debentures and Bell Canada’s subordinated debentures is kept at the principal office of CIBC Mellon Trust Company (CIBC Mellon), through BNY Trust Company of Canada (BNY) acting as attorney, in Montréal, and facilities for registration, exchange and transfer of the debentures are maintained at the principal offices of CIBC Mellon, through BNY acting as attorney, in Montréal and Toronto.

12 For more information

This Annual Information Form as well as BCE’s annual and quarterly reports and news releases are available on BCE’s website at BCE.ca.

Additional information, including information about directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in BCE’s management proxy circular for its most recent annual meeting of security holders that involved the election of directors.

Additional information relating to BCE is available on SEDAR at sedar.com and on EDGAR at sec.gov. Additional financial information is provided in BCE’s audited consolidated financial statements and related management’s discussion and analysis for BCE’s most recently completed financial year contained in the BCE 2016 Annual Report. You may ask for a copy of the annual and quarterly management’s discussion and analysis of BCE by contacting the Investor Relations group of BCE at 1, Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3 or by sending an e-mail to investor.relations@bce.ca.

Shareholder inquiries 1-800-561-0934
Investor relations 1-800-339-6353

32 BCE Inc. 2016 ANNUAL INFORMATION FORM

	13	Schedule 1 – Audit Committee information

13 Schedule 1 – Audit Committee information

The purpose of BCE’s Audit Committee (Audit Committee) is to assist the board of directors in its oversight of:

  the integrity of BCE’s financial statements and related information
  BCE’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditors the performance of both the external and internal auditors
  BCE’s management’s responsibility for assessing and reporting on the effectiveness of internal controls
  BCE’s enterprise risk management processes

Members’ financial literacy, expertise and simultaneous service

Under the Sarbanes-Oxley Act of 2002 and related U.S. Securities and Exchange Commission rules, BCE is required to disclose whether its Audit Committee members include at least one “audit committee financial expert” as defined by these rules. In addition, National Instrument 52-110 – Audit Committees and the NYSE governance rules followed by BCE require that all audit committee members be “financially literate” and “independent”.

The BCE board of directors has determined that all the members of the Audit Committee, during 2016 were, and are all current members of the Audit Committee are, financially literate and independent, and that the current Chair of the Audit Committee, Mr. P.R. Weiss, and Mr. D.F. Denison, Ms. K. Lee and Ms. M.F. Leroux are qualified as “audit committee financial experts”. The table below outlines the relevant education and experience of all the Audit Committee members during 2016 and the current members.

RELEVANT EDUCATION AND EXPERIENCE
P.R. Weiss, FCPA, FCA (Chair)

Mr. Weiss has been a director of BCE since May 2009 and became Chair of the Audit Committee on May 7, 2009. Mr. Weiss is a director and audit committee Chair at Torstar Corporation and a member of the board of trustees and audit committee Chair of Choice Properties REIT. He was a director and audit committee member of The Empire Life Insurance Company until May 2014 and was a director and audit committee member of ING Bank of Canada until November 2012. He is a past Chair of Soulpepper Theatre Company and of Toronto Rehab Foundation. For over 40 years, until his retirement in 2008, he was with KPMG LLP (an accounting firm). He served as Managing Partner of the Canadian Audit Practice, a member of KPMG Canada’s management committee and a member of the International Global Audit Steering Group. Mr. Weiss holds a Bachelor of Commerce degree from Carleton University. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.

S. Brochu (until November 2016)

Ms. Brochu has been a director of BCE since May 2010. She is a director and member of the audit committee of Bank of Montréal. Ms. Brochu has been active in the energy industry for nearly 30 years. A graduate in Economics from Université Laval, she began her career in 1987 at SOQUIP (Société québécoise d’initiatives pétrolières). In 1997, she joined Gaz Métro as Vice-President, Business Development. After holding various positions in the company, she became President and Chief Executive Officer in 2007. Involved with Centraide of Greater Montréal, Ms. Brochu is the Chair of Forces Avenir, which promotes students’ involvement in their communities. She is cofounder of “ruelle de l’avenir”, a project aimed at encouraging students in the Centre-Sud and Hochelaga neighbourhoods of Montréal to remain in school. She also sits on the board of directors of La Fondation Lucie et André Chagnon. Ms. Brochu is a Member of the Order of Canada.

D.F. Denison, FCPA, FCA

Mr. Denison has been a director of BCE since October 2012. Mr. Denison is a corporate director with extensive experience in the financial services industry. He served as President and Chief Executive Officer of the Canada Pension Plan Investment Board from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited (a financial services provider). He has also held a number of senior positions in the investment banking, asset management and consulting sectors in Canada, the U.S. and Europe. Mr. Denison serves as Vice-Chair of Sinai Health Systems (a provider of healthcare services). He is also a member of the Investment Board and International Advisory Committee of the Government of Singapore Investment Corporation and the China Investment Corporation International Advisory Council, and co-chairs the University of Toronto Investment Committee. He is a director of Allison Transmission Holdings, Inc. and of Royal Bank of Canada, and is Chair of Hydro One Limited. Mr. Denison earned bachelor’s degrees in Mathematics and Education from the University of Toronto, is a Chartered Professional Accountant and a Fellow of CPA Ontario. He was named an Officer of the Order of Canada in 2014 and received an honorary Doctor of Laws degree from York University in 2016.

R.P. Dexter

Mr. Dexter has been a director of BCE since November 2014. He holds both a bachelor’s degree in Commerce and a bachelor’s degree in Law from Dalhousie University and was appointed Queen’s Counsel in 1995. He is Chair and Chief Executive Officer of Maritime Travel Inc. and is also counsel to the law firm Stewart McKelvey. He was Chair of Sobeys Inc. and Empire Company Limited from 2004 to 2016, and is a director of Wajax Corporation and High Liner Foods Incorporated. He is a past audit committee member of each of these companies, in addition to the audit committee of Bell Aliant Inc. Mr. Dexter has 20 years of experience in the communications sector, having served as a director of Maritime Tel & Tel Limited from 1997 to 1999 prior to joining the Aliant Inc. board and later the Bell Aliant boards until October 2014.

I. Greenberg

Mr. Greenberg has been a director of BCE since July 2013. He is a corporate director and one of four brothers who founded Astral. From 1995 until July 2013, Mr. Greenberg was President and Chief Executive Officer of Astral. He is Chair of Cineplex Inc., a member of the Broadcasting Hall of Fame and the recipient of the prestigious Ted Rogers and Velma Rogers Graham Award for his unique contribution to the Canadian broadcasting system. With his brothers, he also received the Eleanor Roosevelt Humanities Award for their active support of numerous industry and charitable organizations. Mr. Greenberg was a member of the Canadian Council of Chief Executives and a governor of Montréal’s Jewish General Hospital.

BCE Inc. 2016 ANNUAL INFORMATION FORM 33

13	Schedule 1 – Audit Committee information

K. Lee

Ms. Lee has been a director of BCE since August 2015 and is Chief Executive Officer of 3 Angels Holdings Limited, a real estate holding company, since April 2016. Ms. Lee served as President and Chief Executive Officer of GE Capital Canada from 2010 to February 2015. Prior to this role, Ms. Lee served as Chief Executive Officer of GE Capital Real Estate in Canada from 2002 to 2010, building it to a full debt and equity operating company. Ms. Lee joined GE in 1994, where she held a number of positions, including Director, Mergers & Acquisitions for GE Capital’s Pension Fund Advisory Services based in San Francisco, and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo. Ms. Lee earned a Bachelor of Commerce degree from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community, championing women’s networks and Asia-Pacific forums. Ms. Lee is also a director of Colliers International Group Inc.

M.F. Leroux, C.M., O.Q., FCPA, FCA (since April 2016)

Ms. Leroux has been a director of BCE since April 2016. She is the President of the International Cooperative Alliance, a global organization representing over 2.5 million enterprises and generating over $3,000 billion in revenue in more than 100 countries. She is the founder and Chair of the International Summit of Cooperatives, a world economic and cooperative event. Ms. Leroux is also Chair of the Board of Investissement Québec and Chair of the Québec Economic and Innovation Council, appointed by the Québec Government in 2016. She was the Chair of the Board, President and Chief Executive Officer of Desjardins Group from March 2008 to April 2016. Before joining Desjardins Group in 2001, Ms. Leroux held senior executive positions at Quebecor, RBC and Ernst & Young. Ms. Leroux has received a number of honours, including being named a Member of the Order of Canada, an Officer of the Ordre national du Québec and a Chevalier of the Légion d’Honneur (France). She is also a recipient of the Woodrow Wilson Award (U.S.), the Outstanding Achievement Award and Fellowship from the CPA Order, and the Institute of Corporate Directors Fellowship Award. She also holds honorary doctorates from eight Canadian universities. She was recently made an “honorary citizen” of the city of Lévis in recognition of her economic contribution. Ms. Leroux also lends her time and support to a host of not-for-profit organizations. She is chair of the Board of Governors of the Society for the Celebrations of Montréal’s 375th anniversary and Metropolis 2017, is a member of the board of the Rideau Hall Foundation and a member of the Canada-United States Council for Advancement of Women Entrepreneurs and Business Leaders. Ms. Leroux is a director and audit committee member of Alimentation Couche-Tard Inc., Michelin Group and S&P Global Inc. She is also a director of Crédit Industriel et Commercial. Ms. Leroux earned a Bachelor of Commerce degree from the Université du Québec à Chicoutimi. She is a Chartered Professional Accountant, a Chartered Accountant and a Certified Management Accountant.

R.C. Simmonds

Mr. Simmonds has been a director of BCE since May 2011. Mr. Simmonds is a seasoned Canadian telecommunications executive who has served in public company roles from 1994 to 2006. From 1985 until 2000, he served as Chair of Clearnet Communications Inc., a Canadian wireless competitor that launched two all-new digital mobile networks. He became Chair of Lenbrook Corporation in 2002, having been a founder and director of the company since 1977. Internationally regarded as a leading wireless communications engineer and mobile spectrum authority, Mr. Simmonds has played a key role in the development of Canada’s mobile spectrum policies for more than 30 years. He is Chair of the Mobile and Personal Communications Committee of the Radio Advisory Board of Canada, a body that provides unbiased and technically expert advice to the federal Department of Industry, and is a past Chair of the Canadian Wireless Telecommunications Association. A laureate and member of Canada’s Telecommunications Hall of Fame and recipient of the Engineering Medal for Entrepreneurship from Professional Engineers Ontario, Mr. Simmonds earned a B.A.Sc. in Engineering Science (Electrical) at the University of Toronto. In October 2013, Mr. Simmonds became a Fellow of the Wireless World Research Forum (an organization dedicated to long-term research in the wireless industry) in recognition of his contribution to the industry.

The NYSE governance rules followed by BCE require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board of directors must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. In 2016 and until February 2017, none of the current members of the Audit Committee served on the audit committees of more than three public companies. In February 2017, Ms. M.F. Leroux was appointed to the audit committee of Michelin Group. As a result, Ms. Leroux, in addition to serving on BCE’s Audit Committee, serves on the audit committees of three public companies: Alimentation Couche-Tard Inc., Michelin Group and S&P Global Inc. The BCE board of directors has reviewed the audit committee service of Ms. Leroux and has concluded that these other activities do not impair her ability to effectively serve on the Audit Committee. This conclusion is based, among others, on the following considerations:

  she is not involved in professional activities other than serving on various boards of directors and not-for-profit organizations she has extensive accounting and financial knowledge and experience, which serves the best interests of BCE and assists the Audit Committee in the discharge of its duties, and she makes valuable contributions to BCE’s Audit Committee.

Pre-approval policies and procedures

BCE’s Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence identifying the services that the external auditors may and may not provide to BCE and its subsidiaries pre-approving all services to be provided by the external auditors of BCE and its subsidiaries establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained

34 BCE Inc. 2016 ANNUAL INFORMATION FORM

	13	Schedule 1 – Audit Committee information

In particular, the policy specifies that:

  the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services for all audit or non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors specific permitted services, however, are pre-approved annually and quarterly by the Audit Committee and consequently only require approval by the Executive Vice-President and Chief Financial Officer prior to engaging the external auditors at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the pre-approval amounts.

The Auditor Independence Policy is available in the governance section of BCE’s website at BCE.ca.

External auditors’ fees

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2016	2015
	(IN $ MILLIONS)	(IN $ MILLIONS)
Audit fees(1)	8.8	9.5
Audit-related fees(2)	1.7	1.6
Tax fees(3)	0.5	0.6
All other fees(4)	0.1	0.0
Total(5)	11.1	11.7

(1)	These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.
(2)	These fees relate to non-statutory audits and due diligence procedures.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories. In 2016, the fees relate to a subscription to Bersin HR Management.
(5)	The amounts of $11.1 million for 2016 and $11.7 million for 2015 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $9.2 million in 2016 and $9.5 million in 2015.

BCE Inc. 2016 ANNUAL INFORMATION FORM 35

14	Schedule 2 – Audit Committee charter

14 Schedule 2 – Audit Committee charter

I.	Purpose
The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:
A.	the integrity of the Corporation’s financial statements and related information;
B.	the Corporation’s compliance with applicable legal and regulatory requirements;
C.	the independence, qualifications and appointment of the shareholders’ auditor;
D.	the performance of the Corporation’s shareholders’ auditor and internal audit;
E.	management responsibility for assessing and reporting on the effectiveness of internal controls; and
F.	the Corporation’s enterprise risk management processes.
II.	Duties and responsibilities
The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:
A.	Financial Reporting and Control
1.	On a periodic basis, review and discuss with management and the shareholders’ auditor the following:
	a.	major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;
	b.	analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including the impact of selecting one of several generally accepted accounting principles (GAAP) on the financial statements when such a selection has been made in the current reporting period;
	c.	the effect of regulatory and accounting developments, as well as off-balance sheet arrangements, on the financial statements of the Corporation; and
	d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or non-GAAP information).
2.	Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:
	a.	the Corporation’s annual and interim consolidated financial statements and the related “Management’s Discussion and Analysis”, Annual Information Forms, earnings press releases and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;
		–	In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the Corporation’s interim consolidated financial statements and the related “Management’s Discussion and Analysis”, the interim earnings press releases and the earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;
	b.	any audit issues raised by the shareholders’ auditor and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.
3.	Review and discuss reports from the shareholders’ auditor on:
	a.	all critical accounting policies and practices used by the Corporation;
	b.	all material selections of accounting policies when there is a choice of policies available under GAAP that have been discussed with management, including the ramifications of the use of such alternative treatment and the alternative preferred by the shareholders’ auditor; and
	c.	other material written communications between the shareholders’ auditor and management, and discuss such communication with the shareholders’ auditor.
B.	Oversight of the Shareholders’ Auditor
1.	Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required, and review, report and, where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.
2.	Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.
3.	Pre-approve all engagements for permitted non-audit services provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish

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policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/ review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.
4.	Delegate, if deemed appropriate, authority to one or more members of the Audit Committee to grant pre-approvals of audit, review and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.
5.	Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.
6.	At least annually, consider, assess, and report to the Board of Directors on:
	a.	the independence, objectivity and professional skepticism of the shareholders’ auditor, including that the shareholders’ auditor’s performance of permitted non-audit services does not impair the shareholders’ auditor’s independence;
	b.	obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor;
	c.	the quality of the engagement team including the evaluation of the lead audit partner, taking into account the opinions of management and internal audit; and
	d.	the quality of the communications and interactions with the external auditor.
7.	At least annually, obtain and review a report by the shareholders’ auditor describing:
	a.	the shareholders’ auditor’s internal quality-control procedures;
	b.	any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, issued in the reporting year, respecting one or more independent audits carried out by the shareholders’ auditor firm in Canada and the United States, limited to the Public Company Accounting Oversight Board, and any steps taken to deal with any such issues.
8.	At least every 5 years, unless the annual assessment indicates otherwise, conduct a comprehensive review of the shareholders’ auditor and report to the Board of Directors on:
	a.	the independence, objectivity and professional skepticism of the shareholders’ auditor;
	b.	the quality of the engagement team; and
	c.	the quality of communications and interactions with the shareholders’ auditor.
9.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.
10.	Review the annual audit plan with the shareholders’ auditor.
11.	Meet periodically with the shareholders’ auditor in the absence of management and internal audit.
C.	Oversight of Internal Audit
1.	Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the appointment and mandate of internal audit, including the responsibilities, budget and staffing of internal audit;
	b.	discuss with the head of internal audit the scope and performance of internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit; and
	c.	obtain periodic reports from the head of internal audit regarding internal audit findings, including those related to the Corporation’s internal controls, and the Corporation’s progress in remedying any audit findings.
2.	Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.
D.	Oversight of the Corporation’s Internal Control System
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s systems of internal controls over financial reporting;
	b.	compliance with the policies and practices of the Corporation relating to business ethics;
	c.	compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and
	d.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.
2.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.
3.	Review, monitor, report, and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.
4.	Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submissions by employees regarding questionable accounting or auditing matters.
5.	Meet periodically with management in the absence of the shareholders’ auditor and internal audit.

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E.	Oversight of the Corporation’s Risk Management
1.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s processes for identifying, assessing, mitigating and, where required, reporting strategic, operational, regulatory and general risks exposures and the steps the Corporation has taken to monitor and control such exposures, including:
		-	the Corporation’s major financial risk exposures including fraud prevention;
		-	the Corporation’s major operational risk exposures including the Corporation’s business continuity plans, work stoppage and disaster recovery plans;
		-	the Corporation’s major vendor oversight risk exposures;
		-	the Corporation’s major security risks, including the physical, information and cyber security as well as security trends that may impact the Corporation’s operations and business; and
		-	the Corporation’s major legal obligation and compliance risks including regulatory, privacy and records management, environmental risks, and environment trends that may impact the Corporation’s operations and business.
2.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s compliance with internal policies and the Corporation’s progress in remedying any material deficiencies related to:
	a.	security policies, including the physical safeguarding of corporate assets and security of networks and information systems; and
	b.	environmental policy and environmental management systems.
3.	When appropriate, ensure that the Corporation’s subsidiaries establish an environmental policy and environmental management systems, and review and report thereon to the Board of Directors.
F.	Journalistic Independence
1.	Consider and approve, on recommendation from the Chief Executive Officer, the appointment and termination of the President, CTV News.
2.	At least annually, obtain and review a report by the President, CTV News regarding compliance with the Corporation’s Journalistic Independence Policy.
G.	Compliance with Legal Requirements
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendation to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.
2.	Receive, on a periodic basis, reports from the Corporation’s Chief Legal Officer, with respect to the Corporation’s pending or threatened material litigation.
III.	Evaluation of the audit committee and report to board of directors
A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.
B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.
C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.
IV.	Outside advisors
The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.
V.	Membership
The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors.
VI.	Audit committee chair
The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:
A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;
B.	In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;
C.	Chair meetings of the Audit Committee;
D.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;
E.	In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;
F.	Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;
G.	Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;

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H.	Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and
I.	Carry out any special assignments or any functions as requested by the Board of Directors.
VII.	Term
The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.
VIII.	Procedures for meetings
The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.
IX.	Quorum and voting
Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.
X.	Secretary
Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee.
XI.	Vacancies
Vacancies at any time occurring shall be filled by resolution of the Board of Directors.
XII.	Records
The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

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